5/29

02042845

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Trust & Banking Co. Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

FILE NO. 82- 4617 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw
DATE : 7/25/02

82-4617

02 MAY 29 AM 11:

May 24, 2002

The Sumitomo Trust & Banking Co., Ltd.

AR/S 3-31-02

Financial Support to Sumitomo Construction Co., Ltd.

The Sumitomo Trust & Banking ('Sumitomo Trust") hereby notifies its decision to grant a financial support as mentioned below to Sumitomo Construction Co., Ltd. ("Sumitomo Construction"), in response to its request described in the "New Management Restructuring Plan."

1. Profile of Sumitomo Construction

Address:	13-4 Araki-Cho, Shinjuku-Ku, Tokyo, Japan
Representative:	Hitoshi Tsujimoto
Capital:	20,559 million yen
Business:	Construction

2. Contents of Financial Support

   Debt forgiveness: 10 billion yen

   Assumption of Stock: 10 billion yen

3. Impact on Sumitomo Trust's financial results

   This matter will not bear any impact on Sumitomo Trust's forecasts for the financial results of fiscal year 2002.

For inquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

COMPANY INFORMATION

The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 JAPAN

May 24, 2002

Financial Results For Fiscal Year 2001

The Sumitomo Trust and Banking Company, Limited announces its financial results for fiscal year 2001 ended March 31, 2002 and forecasts for full fiscal year 2002 ending March 31, 2003. The financial summary is stated as below.

Financial Results for Fiscal Year 2001 <under Japanese GAAP>

Years ended March 31	Millions of Yen 2002 (unaudited)	2001	% change	Millions of U.S. Dollars 2002
<Consolidated>				
Operating Income	**715,867**	875,208	(18.2)	5,372.4
Net Operating Income (Loss)	**(56,764)**	78,277	-	(426.0)
Net Income (Loss)	**(42,480)**	41,017	-	(318.8)
Total Assets	**16,704,021**	17,861,005	(6.5)	125,358.5
Total Stockholders' Equity	**659,647**	761,668	(13.4)	4,950.4
Per Share	Yen		change	U.S.Dollar
Net Income (Loss)	**(29.88)**	27.88	(57.8)	(0.22)
Stockholders' Equity	**386.87**	456.65	(69.8)	2.90
	%		change	
BIS Capital Adequacy Ratio	**10.86** (preliminary)	11.41	(0.55)	
Cash Flows	Millions of Yen			Millions of U.S. Dollars
Cash Flows from Operating Activities	**(928,658)**	1,567,876		(6,969.3)
Cash Flows from Investing Activities	**1,331,933**	(1,496,753)		9,995.7
Cash Flows from Financing Activities	**13,457**	(4,025)		101.0
Cash and Cash Equivalents at the end of Year	**664,515**	240,229		4,987.0

Notes :1. U.S. dollar amounts are converted, for convenience only, at 133.25 Yen per dollar (Interbank rate in Tokyo at March 29, 2002).

2. Average number of shares during the fiscal year ended :
   March 31,2002: Common Stock 1,447,335,225 ; Preferred Stock 125,000,000
   March 31,2001: Common Stock 1,443,917,696 ; Preferred Stock 125,000,000
3. Number of issued shares as of :
   March 31,2002: Common Stock 1,446,617,011 ; Preferred Stock 125,000,000
   March 31,2001: Common Stock 1,448,952,283 ; Preferred Stock 125,000,000
4. Consolidation and Application of the Equity Method

(1)Consolidated Companies	20	Companies
(newly consolidated)	-	Company
(excluded)	3	Companies
(2)Companies Accounted for under the Equity Method	4	Companies
(newly accounted for under the equity method)	1	Company
(excluded)	1	Company

Years ended March 31	Millions of Yen 2002 (unaudited)	2001	% change	Millions of U.S. Dollars 2002
<Non-consolidated>				
Operating Income	**577,972**	727,544	(20.6)	4,337.5
Net Operating Income (Loss)	**(67,651)**	72,913	-	(507.7)
Net Income (Loss)	**(42,207)**	42,642	-	(316.8)
Total Assets	**16,778,313**	17,582,082	(4.6)	125,916.0
Total Stockholders' Equity	**651,997**	760,892	(14.3)	4,893.0
Per Share	Yen		change	U.S.Dollar
Net Income (Loss)	**(29.69)**	28.97	(58.66)	(0.22)
Dividends [Common Stock]	**5.00**	7.00	(2.00)	0.04
Dividends [Preferred Stock]	**6.08**	6.08	-	0.05
Stockholders' Equity	**381.58**	455.17	(73.59)	2.86
	%		change	
Equity to Total Assets Ratio	**3.9**	4.3	(0.4)	

The Sumitomo Trust & Banking Co., Ltd.

May 24, 2002

Income Forecasts for Fiscal Year 2002

	Millions of Yen Full Fiscal Year
<Consolidated>	
Operating Income	**620,000**
Net Operating Income	**60,000**
Net Income	**35,000**

	Millions of Yen Full Fiscal Year
<Non-consolidated>	
Operating Income	**600,000**
Net Operating Income	**55,000**
Net Income	**33,000**
	Yen
Cash Dividend per Share	
Common Stock	**6.00**
Preferred Stock	**6.08**

For further information, please contact Koichi Onaka / Financial Management Department at 03-3286-8354 by phone, or 03-3286-4654 by facsimile, or e-mail : onaka@sumitomotrust.co.jp

All amounts of yen are presented on a rounding down basis.
Attached are summarized translations of the brief financial statements *(Kessan Tanshin)* and explanatory material.

Consolidated Balance Sheet

(in millions of Yen)

	Mar-02 (unaudited)	Mar-01	Change
Assets:			
Cash and Due from Banks	**835,193**	685,323	149,869
Call Loans and Bills Bought	**98,378**	95,880	2,497
Commercial Paper and Other Debt Purchased	**51,009**	11,900	39,109
Trading Assets	**515,827**	640,568	(124,741)
Money Held in Trust	**59,665**	75,614	(15,949)
Investment Securities	**5,069,838**	6,566,313	(1,496,475)
Loans and Bills Discounted	**8,922,465**	8,193,779	728,685
Foreign Exchanges	**7,656**	11,861	(4,205)
Other Assets	**629,475**	1,028,001	(398,525)
Premises and Equipment	**121,158**	155,717	(34,559)
Deferred Tax Assets	**250,365**	204,413	45,951
Customers' Liabilities for Acceptances and Guarantees	**364,550**	379,695	(15,144)
Reserve for Possible Loan Losses	**(221,562)**	(188,057)	(33,504)
Reserve for Losses on Investment to Securities	**-**	(7)	7
Total Assets	**16,704,021**	17,861,005	(1,156,984)
Liabilities:			
Deposits	**8,171,802**	7,719,790	452,011
Negotiable Certificates of Deposit	**1,602,252**	973,014	629,237
Call Money and Bills Sold	**627,512**	417,997	209,514
Payables under Repurchase Agreements	**928,407**	-	928,407
Trading Liabilities	**203,045**	199,068	3,976
Borrowed Money	**131,149**	358,024	(226,875)
Foreign Exchanges	**4,809**	7,831	(3,021)
Corporate Bonds	**433,498**	443,609	(10,111)
Convertible Bonds	**6,000**	6,665	(665)
Borrowed Money from Trust Accounts	**2,074,447**	2,983,852	(909,405)
Collateral for Lending Securities	**876,757**	2,298,530	(1,421,772)
Other Liabilities	**518,386**	1,197,156	(678,770)
Reserve for Employee Bonuses	**4,752**	-	4,752
Reserve for Employee Retirement Benefits	**2,515**	1,675	839
Reserve for Possible Losses on Loans Sold	**250**	3,379	(3,128)
Deferred Tax Liabilities	**45**	167	(122)
Deferred Tax Liabilities on Revaluation Reserve for Land	**3,687**	15,034	(11,346)
Consolidated Differences	**2,212**	2,766	(553)
Acceptances and Guarantees	**364,550**	379,695	(15,144)
Total Liabilities	**15,956,082**	17,008,260	(1,052,178)
Minority Interest:			
Minority Interest	**88,290**	91,076	(2,785)
Stockholders' Equity:			
Preferred Stock	**50,000**	50,000	-
Common Stock	**234,053**	233,985	67
Capital Surplus	**237,472**	237,405	67
Revaluation Reserve for Land, Net of Tax	**5,809**	23,653	(17,844)
Retained Earnings	**195,034**	225,110	(30,075)
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	**(57,022)**	-	(57,022)
Foreign Currency Translation Adjustment, Net of Tax	**(1,465)**	(6,315)	4,849
Sub-Total	**663,880**	763,839	(99,958)
Treasury Stock	**(4,233)**	(2,170)	(2,062)
Total Stockholders' Equity	**659,647**	761,668	(102,020)
Total Liabilities, Minority Interest and Stockholders' Equity	16,704,021	17,861,005	(1,156,984)

Notes to Consolidated Balance Sheet at the end of Fiscal year 2001

1. Amounts less than one million yen have been rounded down.

2. Trading Assets and Liabilities

Transactions for "Trading Purposes" (purposes for seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or securities prices in markets and other market-related indices or from differences between markets) are included in Trading Assets and Trading Liabilities on a trade date basis.

Trading Account Securities and Monetary Claims are stated at market value of the balance sheet date and financial derivatives for trading purposes, such as swaps, futures or options, are valued on the assumption that they are settled at balance sheet date.

3. Investment Securities

Held-to-Maturity Debt Securities are valued on an amortized or accumulated cost basis using the moving average method. Investment in non-consolidated subsidiaries not accounted for by the equity method and investment in affiliates not accounted for by the equity method are stated at cost base using the moving average method.

Available-for-Sale Securities , for which market prices are available, are stated at fair value calculated by using the average market price during last one month of the fiscal period as for Japanese stocks, and by using the market prices at the end of the fiscal period as for bonds and others, while those for which fair value is not available are stated at cost or amortized or accumulated cost basis using the moving average method.

Unrealized gains and losses on available-for-sale securities (net of tax) are included in Stockholders' Equity.

4. Reserve for Possible Loan Losses

A reserve for possible loan losses of the parent company ("the Bank" hereafter) is provided as described below, pursuant to the internal rules for self-assessment of asset quality and internal rules for providing reserves for possible credit losses.

For claims to debtors who are legally bankrupt (due to bankruptcy, special liquidation etc.) or virtually bankrupt, a reserve is provided based on the amount of claims, after direct deduction described below, net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees.

For claims to debtors who are likely to become bankrupt, a reserve is provided based on the necessary amount considering the overall solvency assessment, out of the amount of claims net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees.

For other claims to debtors other than the above, a reserve is provided based on the respective historical loan loss ratio calculated by the actual defaults.

A reserve for loans to borrowers in specific foreign countries (including the reserve for losses on overseas investments provided pursuant to Article 55-2 of the Special Taxation Measures Law) is provided based on the amount of expected losses due to the political and economic situation of those countries.

All claims are being assessed by the branch and credit supervision divisions based on the internal rules for self-assessment of asset quality. The Risk Management Department, which is independent from branches and credit supervision divisions, subsequently conducts audits of their assessments, and the reserve is adjusted to reflect the audit results.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount is 281,857 millions of yen.

For the consolidated subsidiaries, a reserve for possible loan losses is made under similar rules of the Bank.

5. Reserve for Employee Retirement Benefits

A reserve for employee retirement benefits is provided for the estimated employee pension benefit obligations less the fair value of the plan assets at the balance sheet date.

Prior service cost is amortized using the straight-line method over 10 years.

Net actuarial gains (losses) are amortized using the straight-line method over 10 years commencing from the next fiscal year of incurrence.

Unrecognized net transition obligation arising from the initial adoption of a new accounting standard, amounting to 17,503 millions of yen, is to be recognized as expense over mainly five years. One-tenth of such amount is stated as expense.

6. Reserve for Possible Losses on Loans Sold

A reserve for possible losses on loans sold is provided based on the amount expected to be necessary to cover estimated possible losses with respect to real estate-collateralized loans sold to the Cooperative Credit Purchasing Company, Limited, considering the fair value of the collateral of such loans.

7. Hedge Accounting

The Bank adopts "Macro Hedge Accounting" as hedge accounting method, under which the Bank manages the total interest rate risk arising from various financial assets and liabilities, such as loans, bills discounted, deposits etc., as a whole by using financial derivative transactions. This is a risk management by "Risk Adjustment Approach" which is stated in "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.15) and the deferred hedge accounting is applied. The effectiveness of the hedge is valued by confirming that 1) the total interest rate risk quantity of financial derivative transactions as risk adjustment tools is controlled within the limit which is prescribed in the Bank's risk management policy and 2) the total interest rate risk exposure of hedge objects is decreased by the hedge transactions.

8. Delinquent Loans

Loans in Bankruptcy Proceedings and Other Delinquent Loans are 13,401 millions of yen and 394,563 millions of yen respectively.

Loans in Bankruptcy Proceeding are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in Article 96 1-3 or 4 of Enforcement Ordinance for the Corporation Tax Law.

Other Delinquent Loans are non-accrual loans other than 1) Loans in Bankruptcy Proceedings and 2) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

9. Loans More than Three Months Past Due

Loans More than Three Months Past Due are 4,990 millions of yen.

Loans More than Three Months Past Due are loans for which principal or interest payments are more than three months past due from the date succeeding the due date and exclude loans classified as Delinquent Loans.

10. Restructured Loans

Restructured Loans are 146,014 millions of yen.

Restructured Loans are loans of which terms are relaxed to support borrowers who are in financial difficulties and exclude Delinquent Loans and Loans More than Three Months Past Due.

11. Pension Benefit Obligation

	(Millions of Yen)
Pension benefit obligation	(162,831)
Plan assets (Market value)	123,429
Projected benefit obligation in excess of plan assets	(39,402)
Unrecognized net transition obligation	10,979
Unrecognized net actuarial loss	43,401
Unrecognized prior service cost	4,181
Amount recognized in the balance sheet	19,160
Of which Advanced benefit paid	21,675
Of which Reserve for employee retirement benefits	(2,515)

12. Changes in Accounting Standards and Presentation

Pursuant to the application of new accounting standards for financial instruments, presentation in the Consolidated Balance Sheet has been changed as follows:

(1) Securities purchased under resale agreements and securities sold under repurchase agreements, which were previously accounted for as sales and purchases of securities, are now accounted for as collateralized financing transactions and presented as Receivables under resale agreements and Payables under repurchase agreements.

(2) Unrealized gains and losses on available-for-sale securities are presented as Net Unrealized Losses on Available-for-Sale Securities, Net of Tax in Stockholders' Equity.

Consolidated Statement of Income

(in millions of Yen)

	Mar-02 (unaudited)	Mar-01	Change
Operating Income:			
Trust Fees	**80,421**	95,807	(15,385)
Interest Income:	**329,927**	346,568	(16,641)
Interest on Loans and Discounts	**139,336**	149,747	(10,411)
Interest on and Dividends from Securities	**175,122**	149,474	25,648
Fees and Commissions Received	**61,041**	49,767	11,274
Trading Revenue	**5,354**	10,569	(5,215)
Other Operating Income	**192,192**	218,280	(26,087)
Other Income	**46,930**	154,215	(107,284)
Total Operating Income	**715,867**	875,208	(159,340)
Operating Expenses:			
Interest Expense:	**225,083**	275,270	(50,186)
Interest on Deposits	**74,389**	87,078	(12,689)
Fees and Commissions Paid	**24,668**	17,881	6,787
Trading Expenses	**655**	34	621
Other Operating Expenses	**151,112**	175,256	(24,143)
General and Administrative Expenses	**134,857**	138,088	(3,231)
Other Expenses	**236,253**	190,400	45,853
Total Operating Expenses	**772,631**	796,930	(24,298)
Net Operating Income (Loss)	**(56,764)**	78,277	(135,041)
Extraordinary Income	**8,434**	21,480	(13,046)
Extraordinary Expenses	**8,140**	9,835	(1,695)
Income (Loss) before Income Taxes	**(56,470)**	89,922	(146,392)
Provision for Income Taxes:			
Current	**4,543**	4,368	175
Deferred	**(22,516)**	40,562	(63,079)
Minority Interests in Net Income	**3,983**	3,973	10
Net Income (Loss)	**(42,480)**	41,017	(83,498)

Notes to Consolidated Statement of Income for Fiscal year 2001

1. Amounts less than one million yen have been rounded down.

2. Trading profits and losses
   Profits and losses on trading transactions are shown as Trading Revenue or Trading Expenses on a trade date basis.

3. Extraordinary Expenses
   Extraordinary expenses include 3,948 millions of yen of the amortizing cost of the net transition obligation, which arose from the initial adoption of a new accounting standard for employee retirement benefits, (see *note 5 for B/S) and 1,691 millions of yen of the losses on the liquidation of subsidiaries.*

Consolidated Statement of Retained Earnings

(in millions of Yen)

	Mar-02 (unaudited)	Mar-01	Change
Balance at Beginning of Year	**225,110**	192,475	32,634
Increase	**17,856**	2,477	15,379
Decrease	**5,451**	10,860	(5,408)
Net Income (Loss)	**(42,480)**	41,017	(83,498)
Balance at End of Year	**195,034**	225,110	(30,075)

Consolidated Statement of Cash Flows

(in millions of Yen)

	Mar-02 (unaudited)	Mar-01	Change
Cash Flows from Operating Activities :			
Income (Loss) before Income Taxes and Others	(56,470)	89,922	(146,392)
Depreciation	7,100	7,920	(819)
Amortization of Consolidation Differences	(553)	(935)	381
Equity in Losses (Earnings) of Affiliates	8	64	(55)
Increase (Decrease) in Reserve for Possible Loan Losses	40,704	(161,262)	201,966
Increase (Decrease) in Reserve for Losses on Investment to Securities	(7)	7	(15)
Increase (Decrease) in Reserve for Possible Losses on Loans Sold	(3,128)	(2,623)	(505)
Increase (Decrease) in Reserve for Financial Assistance to Specific Borrowers	-	(18,203)	18,203
Increase (Decrease) in Reserve for Employee Bonuses	4,752	-	4,752
Increase (Decrease) in Reserve for Retirement Allowances	-	(18,281)	18,281
Increase (Decrease) in Reserve for Employee Retirement Benefits	1,048	1,665	(616)
Interest Income	(329,927)	(346,568)	16,641
Interest Expenses	225,083	275,270	(50,186)
Losses (Gains) on Securities	70,147	(116,994)	187,142
Losses (Gains) on Money Held in Trust	122	3,049	(2,927)
Losses (Gains) on Foreign Exchange	(225,442)	(98,995)	(126,446)
Losses (Gains) on Sale of Premises and Equipment	(2,249)	2,848	(5,098)
Net Decrease (Increase) in Trading Assets	124,741	(186,374)	311,115
Net Increase (Decrease) in Trading Liabilities	3,976	67,690	(63,714)
Net Decrease (Increase) in Loans and Bills Discounted	(768,949)	(453,487)	(315,462)
Net Increase (Decrease) in Deposits	452,011	1,278,292	(826,281)
Net Increase (Decrease) in Negotiable Certificates of Deposit	629,237	(252,357)	881,594
Net Increase (Decrease) in Borrowed Money	59,738	(13,010)	72,749
Net Decrease (Increase) in Due from Banks other than from Bank of Japan	274,416	150,177	124,239
Net Decrease (Increase) in Call Loans and Others	(41,607)	362,700	(404,307)
Net Decrease (Increase) in Collateral for Borrowing Securities	1,306	43,317	(42,010)
Net Increase (Decrease) in Call Money and Others	1,137,921	304,997	832,924
Net Increase (Decrease) in Collateral for Lending Securities	(1,421,772)	1,311,017	(2,732,790)
Net Decrease (Increase) in Foreign Exchange Assets	9,683	75,880	(66,197)
Net Increase (Decrease) in Foreign Exchange Liabilities	(3,021)	3,396	(6,418)
Net Increase (Decrease) in Corporate Bonds	-	(512)	512
Net Increase (Decrease) in Borrowed Money from Trust Account	(909,405)	(928,946)	19,540
Interest Income Received on Cash Basis	339,903	396,299	(56,396)
Interest Expense Paid on Cash Basis	(241,643)	(312,499)	70,856
Other - Net	(301,455)	106,337	(407,792)
Sub-Total	(923,729)	1,569,803	(2,493,532)
Income Tax Paid	(4,929)	(1,926)	(3,002)
Net Cash Provided by Operating Activities	(928,658)	1,567,876	(2,496,535)
Cash Flows from Investing Activities :			
Purchase of Securities	(8,104,083)	(17,891,821)	9,787,737
Proceeds from Sales of Securities	8,516,275	13,767,044	(5,250,769)
Proceeds from Maturities of Securities	877,043	2,615,201	(1,738,158)
Increase in Money Held in Trust	-	(42,600)	42,600
Decrease in Money Held in Trust	15,811	29,483	(13,671)
Purchases of Premises and Equipment	(10,401)	(5,716)	(4,685)
Proceeds from Sales of Premises and Equipment	39,339	6,814	32,525
Purchase of Stock of Newly Consolidated Subsidiaries	-	(159)	159
Proceeds from Sales of Stock of Consolidated Subsidiaries	(2,051)	-	(2,051)
Other	-	25,000	(25,000)
Net Cash Used in Investing Activities	1,331,933	(1,496,753)	2,828,687
Cash Flows from Financing Activities :			
Proceeds from Subordinated Borrowings	35,000	-	35,000
Proceeds from Subordinated Bonds and Notes	49,604	63,200	(13,595)
Redemption of Subordinated Bonds and Notes	(60,767)	(51,917)	(8,849)
Proceeds from Issuance of Stock to Minority Stockholders	-	462	(462)
Cash Dividends Paid	(5,446)	(10,852)	5,405
Cash Dividends Paid to Minority Shareholders	(2,869)	(2,866)	(3)
Purchases of Treasury Stock	(2,053)	(2,053)	-
Other - Net	(9)	2	(11)
Net Cash Provided by Financing Activities	13,457	(4,025)	17,483
Effect on Exchange Rate Changes on Cash and Cash Equivalents	7,553	2,203	5,350
Net Change in Cash and Cash Equivalents	424,286	69,301	354,984
Cash and Cash Equivalents at Beginning of Year	240,229	170,927	69,301
Cash and Cash Equivalents at End of Year	664,515	240,229	424,286

Notes to Consolidated Statements of Cash Flows for Fiscal year 2001

1. Amounts less than one million yen have been rounded down.

2. Definition of Cash and Cash Equivalents

For the purpose of reporting cash flows, Cash and Cash Equivalents is defined as Cash and Due from Bank of Japan ("BOJ") for the Bank and as Cash and Due from Banks for the consolidated subsidiaries.

3. Reconciliation of Cash and Cash Equivalent

	(Millions of Yen)
Cash and Due from Banks	835,193
Due from Banks (excluding due from BOJ) of the Bank	(170,677)
Cash and Cash Equivalents	664,515

. Assets and Liabilities of STB Leasing Co., Ltd. which was excluded from the consolidation owing to the Bank's partial sale of the company's stock are as follows:

	(Millions of Yen)
Assets	377,075
Of which Other Assets	*256,490*
Liabilities	368,446
Of which Borrowed Money	*321,614*

5. Details of significant non-cash transactions

	(Millions of Yen)
Increase in common stock due to conversion of convertible bonds	67
Increase in common capital surplus due to conversion of convertible bonds	67
Decease in convertible bonds due to conversion of convertible bonds	135

Segment Information by Location (Consolidated)

(in millions of Yen)

Years ended March 31, 2002 (unaudited)	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
I **Total Operating Income**	579,707	96,039	64,354	34,854	774,956	(59,088)	715,867
(1) Unaffiliated Customers	567,924	75,261	53,074	19,607	715,867	-	715,867
(2) Intersegment	11,783	20,778	11,279	15,247	59,088	(59,088)	-
Total Operating Expenses	644,801	86,488	65,587	30,149	827,027	(54,396)	772,631
Net Operating Income	(65,094)	9,550	(1,233)	4,705	(52,071)	(4,692)	(56,764)
II **Assets**	16,042,098	1,201,039	898,660	843,023	18,984,822	(2,280,801)	16,704,021

(in millions of Yen)

Years ended March 31, 2001	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
I **Total Operating Income**	752,228	124,258	53,727	33,690	963,905	(88,697)	875,208
(1) Unaffiliated Customers	737,916	65,854	48,786	22,651	875,208	-	875,208
(2) Intersegment	14,312	58,404	4,940	11,039	88,697	(88,697)	-
Total Operating Expenses	677,734	119,981	52,014	29,668	879,398	(82,468)	796,930
Net Operating Income	74,493	4,277	1,713	4,022	84,506	(6,228)	78,277
II **Assets**	16,679,942	2,843,759	1,162,742	948,031	21,634,476	(3,773,470)	17,861,005

Market Value Information for Fiscal 2001 (Consolidated)

1. Securities

The information includes securities and Commercial Papers contained in Trading Assets in addition to Investment Securities.

(a) Trading Securities

	March 31, 2002	
Millions of Yen	*B/S Value*	*Net Unrealized Gain (Loss) Reflected on the Statement of Income*
Trading Securities	316,818	(40)

(b) Held-to-Maturity Debt Securities with Market Price

			March 31, 2002		
	B/S	**Market*	*Unrealized Gain (Loss)*		
Millions of Yen	*Value*	*Value*	*Net*	*Gain*	*Loss*
Japanese National Government Bonds	-	-	-	-	-
Japanese Local Government Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Others	29,833	30,425	592	898	306
Total	29,833	30,425	592	898	306

*Market Values are based on the closing prices at the end of the fiscal period.

(c) Available-for-Sale Securities with Market Price

			March 31, 2002		
		B/S	*Unrealized Gain (Loss)*		
Millions of Yen	*Cost*	*Value*	*Net*	*Gain*	*Loss*
Japanese Stocks	995,118	943,930	(51,188)	74,659	125,848
Japanese Bonds	1,401,254	1,407,922	6,667	11,998	5,330
National Government Bonds	964,699	962,835	(1,863)	2,641	4,505
Local Government Bonds	92,110	94,652	2,541	2,861	320
Corporate Bonds	344,444	350,434	5,990	6,495	504
Others	2,497,354	2,447,913	(49,441)	8,108	57,549
Total	4,893,728	4,799,766	(93,961)	94,766	188,728

Values in the balance sheet reflect market values calculated by using the average market prices during last one month of the fiscal period as for Japanese stocks, and by using the market prices at the end of the fiscal period as for bonds and others.

(d) Available-for-Sale Securities Sold during the fiscal year

Millions of Yen	*Amount Sold*	*Gain*	*Loss*
Available-for-Sale Securities	8,534,668	89,666	52,064

(e) Investment Securities without Market Price

	March 31, 2002
Millions of Yen	*B/S Value*
Available-for-Sale Securities	
Trust Certificate of Loan Trust	101,589
Unlisted Foreign Securities	62,215
Unlisted Stocks (excl. OTC stocks)	47,208

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities and Held-to-Maturity Debt Securities

	March 31, 2002			
	B/S Value			
Millions of Yen	- 1YR	1YR - 5YR	5YR - 10YR	10YR -
Japanese Bonds	402,721	492,996	475,730	36,523
National Government Bonds	355,183	231,642	339,486	36,523
Local Government Bonds	903	42,429	51,319	-
Corporate Bonds	46,635	218,924	84,925	-
Others	181,444	654,488	1,488,985	221,648
Total	584,165	1,147,485	1,964,716	258,171

(h) Investments in Subsidiaries and Affiliates with Market Price (Non-consolidated)

There are no corresponding items.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose

	March 31, 2002	
Millions of Yen	B/S Value	Net Unrealized Gain (Loss) Reflected on the Statement of Income
Money Held in Trust for Trading Purpose	59,665	(60)

(b) Money Held in Trust being Held-to-Maturity and Others

There are no corresponding items.

3. Net Unrealized Losses on Available-for-Sale Securities

The schedule set forth below shows component items of Net Unrealized Losses on Available-for-Sale Securities, Net of Tax in the balance sheet.

Millions of Yen	March 31, 2002
Net Unrealized Losses	(93,702)
Available-for-Sale Securities	(93,702)
(+) Amount Equivalent to Deferred Tax Assets	36,416
Total (before adjustment for Minority Interest)	(57,286)
(-) Minority Interests	6
(+) Parent Company's portions in available-for-sale securities owned by its affiliates	270
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	(57,022)

Market Value Information for Fiscal 2000 (Consolidated)

1. Securities

The information includes securities and Commercial Papers contained in Trading Assets in addition to Investment Securities.

(a) Trading Securities

		March 31, 2001
Millions of Yen	*B/S Value*	*Net Unrealized Gain Reflected on the Statement of Income*
Trading Securities	431,119	546

(b) Held-to-Maturity Debt Securities with Market Price

					March 31, 2001
	B/S	**Market*	*Unrealized Gain (Loss)*		
Millions of Yen	*Value*	*Value*	*Net*	*Gain*	*Loss*
Japanese National Government Bonds	-	-	-	-	-
Japanese Local Government Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Others	33,401	33,679	278	495	217
Total	33,401	33,679	278	495	217

*Market Values are based on the closing prices at the end of the fiscal period.

(c) Available-for-Sale Securities with Market Price

Investment securities included in the schedule set forth below are not evaluated on a Mark-to-Market basis. Market Values of such investment securities (available-for-sale securities with market price) are as shown below.

					March 31, 2001
	B/S	**Market*	*Unrealized Gain (Loss)*		
Millions of Yen	*Value*	*Value*	*Net*	*Gain*	*Loss*
Japanese Stocks	1,251,002	1,281,675	30,673	146,594	115,921
Japanese Bonds	1,895,444	1,916,502	21,058	22,487	1,428
National Government Bonds	1,491,432	1,497,645	6,212	7,600	1,387
Local Government Bonds	66,686	70,224	3,537	3,540	2
Corporate Bonds	337,324	348,633	11,308	11,347	38
Others	3,139,754	3,152,545	12,791	32,004	19,212
Total	6,286,200	6,350,724	64,523	201,086	136,562

*Market Values are based on the closing prices at the end of the fiscal period.

(d) Available-for-Sale Securities Sold during the fiscal year

Millions of Yen	*Amount Sold*	*Gain*	*Loss*
Available-for-Sale Securities	13,766,354	171,258	22,865

(e) Investment Securities without Market Price

	March 31, 2001
Millions of Yen	*B/S Value*
Available-for-Sale Securities	
Trust Certificate of Loan Trust	79,735
Unlisted Foreign Securities	67,702
Unlisted Stocks (excl. OTC stocks)	54,139

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities and Held-to-Maturity Debt Securities

				March 31, 2001
	B/S Value			
Millions of Yen	*- 1YR*	*1YR - 5YR*	*5YR - 10YR*	*10YR -*
Japanese Bonds	460,707	532,310	856,909	45,516
National Government Bonds	420,660	317,044	708,210	45,516
Local Government Bonds	1,993	8,330	56,362	-
Corporate Bonds	38,053	206,935	92,335	-
Others	246,384	1,676,104	1,225,086	98,122
Total	707,092	2,208,414	2,081,995	143,639

(h) Investments in Subsidiaries and Affiliates with Market Price (Non-consolidated)

There are no corresponding items.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose

		March 31, 2001
Millions of Yen	*B/S Value*	*Net Unrealized Gain (Loss) Reflected on the Statement of Income*
Money Held in Trust for Trading Purpose	75,614	(544)

(b) Money Held in Trust being Held-to-Maturity and Others

There are no corresponding items.

3. Net Unrealized Gains on Available-for-Sale Securities

The table below shows the simulation of net unrealized gains on available-for-sale securities with market price, based upon Mark-to-Market evaluation.

Millions of Yen	*March 31, 2001*
Net Unrealized Gains (Market Price - Book Value)	64,523
Available-for-Sale Securities	64,523
(-) Amount Equivalent to Deferred Tax Liabilities	25,073
Total (before adjusting parent company's portions in its affiliates*)	39,449
(-) Minority Interests	977
(+) Parent Company's portions in available-for-sale securities owned by its affiliates	69
Total (after adjusting parent company's portions in its affiliates)	38,542

*Affiliates consolidated under equity method.

Financial Derivatives for Fiscal 2001 and 2000 (Consolidated)

(a) Interested Related Transactions

	March 31, 2002				March 31, 2001			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Listed								
Interest Futures								
Sold	4,809,187	381,051	(897)	(897)	668,445	106,091	(2,868)	(2,868)
Purchased	4,423,293	348,049	(536)	(536)	709,963	93,324	2,609	2,609
Interest Options								
Sold	951,023	-	(112)	121	267,201	-	(45)	(7)
Purchased	959,958	-	115	(133)	231,916	-	69	19
Over-the-Counter								
Forward Rate Agreements								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Interest Rate Swaps								
Fix Rcv-Fl Pay	6,647,620	5,266,230	240,017	240,017	9,019,486	7,791,431	230,796	230,796
Fl Rcv-Fix Pay	6,118,776	4,941,181	(251,565)	(251,565)	8,533,122	7,269,438	(224,795)	(224,795)
Fl Rcv-Fl Pay	2,136,674	2,066,100	6,636	6,636	1,388,562	1,285,122	4,979	4,979
Interest Options								
Sold	486,026	416,071	(1,843)	1,522	627,342	462,920	(3,623)	1,909
Purchased	307,971	284,646	3,566	189	396,752	313,312	4,305	(276)
Other Interest Related								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Total			(4,618)	(4,644)			11,427	12,366

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

(b) Currency Related Transactions

	March 31, 2002			
Millions of Yen	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Over-the-Counter				
Currency Swaps	52,182	48,862	3,612	3,612
Forward				
Sold	-	-	-	-
Purchased	-	-	-	-
Currency Options				
Sold	-	-	-	-
Purchased	-	-	-	-
Other Currency Related				
Sold	-	-	-	-
Purchased	-	-	-	-
Total			3,612	3,612

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

The Bank did not have any currency related transactions which reflect on the Statement of Income on a Mark-to-Market basis as of March 31, 2001.

*Note)
In accordance with "Temporary Treatment for Accounting and Auditing of Continuous Application of Accounting Standard for Foreign Currency Transactions" (JICPA Industry Auditing Committee Report No.20), transactions subject to the accrual-basis calculation (cross-currency swaps, etc.) are excluded from this category.
Cross-currency swaps subject to accrual-basis calculation are as shown below.

	March 31, 2002			March 31, 2001		
Millions of Yen	Contract Value	Market Value	Unrealized Gain (Loss)	Contract Value	Market Value	Unrealized Gain (Loss)
Currency Swaps	538,119	(1,195)	(1,195)	207,172	2,189	2,189

Forward Exchange Contracts and Currency Options whose unrealized gains (losses) are reflected on the Statement of Income after being evaluated on a Mark-to-Market basis at the fiscal year end, and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the Balance Sheet at the fiscal year end, or eliminated there from in the process of consolidation, are excluded from this category.
Contract Value of currency related derivative transactions subject to the Mark-to-Market evaluation is as shown below.

	March 31, 2002	March 31, 2001
Millions of Yen	Contract Value	Contract Value
Listed		
Currency Futures		
Sold	-	-
Purchased	-	-
Currency Options		
Sold	-	-
Purchased	-	-
Over-the-Counter		
Forward		
Sold	3,455,681	2,440,714
Purchased	3,423,121	2,506,657
Currency Options		
Sold	151,605	64,230
Purchased	98,078	43,556
Other Currency Related		
Sold	-	-
Purchased	-	-

(c) Stock Related Transactions

Millions of Yen	March 31, 2002 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2001 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Stock Index Futures								
Sold	**31,080**	-	-	-	5,646	-	(89)	(89)
Purchased	-	-	-	-	507	-	29	29
Stock Index Options								
Sold	**2,450**	-	**(21)**	**19**	280	-	(3)	(2)
Purchased	-	-	-	-	280	-	3	(3)
Over-the-Counter								
Stock Options								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Stock Index and Other Swaps								
Stock price index volatility receivable/short-term floating interest rate payable	-	-	-	-	-	-	-	-
Short-term floating interest rate receivable/Stock price index volatility payable	-	-	-	-	-	-	-	-
Others								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Total			**(21)**	**19**			(60)	(65)

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

(d) Bond Related Transactions

Millions of Yen	March 31, 2002 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2001 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Bond Futures								
Sold	**199,253**	-	**(47)**	**(47)**	49,061	-	72	72
Purchased	**184,182**	-	**(270)**	**(270)**	58,313	-	(22)	(22)
Bond Future Options								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Over-the-Counter								
Bond Options								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Others								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Total			**(317)**	**(317)**			49	49

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

(e) Commodity Related Transactions

The Bank did not have any commodity related transactions as of March 31, 2002 and March 31, 2001.

(f) Credit Derivative Transactions

The Bank did not have any credit derivative transactions as of March 31, 2002 and March 31, 2001.

Non-Consolidated Balance Sheet

(in millions of Yen)

	Mar-02 (unaudited)	Mar-01	Change
Assets:			
Cash and Due from Banks	**822,915**	654,527	168,388
Call Loans	**80,063**	73,717	6,346
Commercial Paper and Other Debt Purchased	**44,261**	11,900	32,361
Trading Assets	**515,827**	564,797	(48,969)
Money Held in Trust	**59,665**	75,614	(15,949)
Investment Securities	**5,069,781**	6,563,542	(1,493,760)
Loans and Bills Discounted	**8,918,757**	8,292,615	626,142
Foreign Exchanges	**7,656**	11,863	(4,207)
Other Assets	**619,527**	682,151	(62,623)
Premises and Equipment	**109,882**	148,691	(38,809)
Deferred Tax Assets	**246,914**	200,541	46,373
Customers' Liabilities for Acceptances and Guarantees	**501,254**	511,434	(10,180)
Reserve for Possible Loan Losses	**(217,066)**	(207,330)	(9,735)
Reserve for Losses on Investment to Securities	**(1,129)**	(1,983)	853
Total Assets	**16,778,313**	17,582,082	(803,769)
Liabilities:			
Deposits	**8,141,452**	7,702,197	439,254
Negotiable Certificates of Deposit	**1,607,512**	977,858	629,653
Call Money	**285,012**	287,063	(2,051)
Payables under Repurchase Agreements	**928,407**	-	928,407
Bills Sold	**342,500**	130,900	211,600
Trading Liabilities	**203,045**	196,841	6,203
Borrowed Money	**445,609**	487,231	(41,622)
Foreign Exchanges	**5,006**	8,130	(3,123)
Corporate Bonds	**202,000**	200,000	2,000
Convertible Bonds	**6,000**	6,665	(665)
Borrowed Money from Trust Accounts	**2,074,447**	2,983,852	(909,405)
Other Liabilities	**1,376,866**	3,310,305	(1,933,438)
Reserve for Bonuses	**3,948**	-	3,948
Reserve for Employee Retirement Benefits	**817**	295	521
Reserve for Possible Losses on Loans Sold	**250**	3,379	(3,128)
Deferred Tax Liabilities on Revaluation Reserve for Land	**2,184**	15,034	(12,849)
Acceptances and Guarantees	**501,254**	511,434	(10,180)
Total Liabilities	**16,126,315**	16,821,190	(694,874)
Stockholders' Equity:			
Preferred Stock	**50,000**	50,000	-
Common Stock	**234,053**	233,985	67
Legal Reserve	**280,376**	279,208	1,167
Revaluation Reserve for Land, Net of Tax	**3,441**	23,653	(20,212)
Retained Earnings	**145,509**	174,044	(28,535)
Voluntary Reserves	**159,874**	127,874	31,999
Unappropriated Profit (Undisposed Loss)	**(14,364)**	46,170	(60,534)
Net Income (Loss)	**(42,207)**	42,642	(84,850)
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	**(57,149)**	-	(57,149)
Treasury Stock	**(4,233)**	-	(4,233)
Total Stockholders' Equity	**651,997**	760,892	(108,895)
Total Liabilities and Stockholders' Equity	**16,778,313**	17,582,082	(803,769)

Non-Consolidated Statement of Income and Retained Earnings

(in millions of Yen)

	Mar-02 (unaudited)	Mar-01	Change
Operating Income:			
Trust Fees	**80,421**	95,807	(15,385)
Interest Income:	**329,532**	347,484	(17,952)
Interest on Loans and Discounts	**138,669**	149,353	(10,684)
Interest on and Dividends from Securities	**176,823**	152,287	24,536
Fees and Commissions Received	**45,346**	35,672	9,674
Trading Revenue	**5,354**	7,215	(1,861)
Other Operating Income	**73,771**	91,927	(18,156)
Other Income	**43,546**	149,435	(105,889)
Total Operating Income	**577,972**	727,544	(149,571)
Operating Expenses:			
Interest Expense:	**221,874**	269,509	(47,635)
Interest on Deposits	**73,076**	85,972	(12,895)
Fees and Commissions Paid	**23,121**	14,130	8,990
Trading Expenses	**655**	54	600
Other Operating Expenses	**41,374**	56,259	(14,884)
General and Administrative Expenses	**123,249**	128,551	(5,301)
Other Expenses	**235,349**	186,125	49,224
Total Operating Expenses	**645,624**	654,630	(9,006)
Net Operating Income (Loss)	**(67,651)**	72,913	(140,565)
Extraordinary Income	**8,405**	24,387	(15,982)
Extraordinary Expenses	**5,787**	13,034	(7,246)
Income (Loss) before Income Taxes	**(65,034)**	84,266	(149,301)
Provision for Income Taxes:			
Current	**106**	106	-
Deferred	**(22,933)**	41,517	(64,451)
Net Income (Loss)	**(42,207)**	42,642	(84,850)
Retained Earnings Brought Forward from Previous Year	**7,619**	7,561	57
Transfer from Land Revaluation Excess	**20,224**	2,477	17,746
Interim Dividend Paid	-	5,425	(5,425)
Transfer to Legal Reserve	-	1,085	(1,085)
Unappropriated Profit (Undisposed Loss) at End of Year	**(14,364)**	46,170	(60,534)

Non-Consolidated Statement of Appropriation of Profit

(in millions of Yen)

	Mar-02 (proposed)	Mar-01	Change
Unappropriated Profit (Undiposed Loss) at End of Year	**(14,364)**	46,170	(60,534)
Transfer from Voluntary Reserve	**30,000**	0	30,000
Transfer from Reserve for Losses on Overseas Investments	**0**	0	0
Transfer from Special Voluntary Earned Reserve	**30,000**	-	30,000
Total	**15,635**	46,170	(30,534)
Profit Appropriation	**9,593**	38,551	(28,958)
Transfer to Legal Reserve	**1,600**	1,100	500
Dividends on Preferred Stock	**760**	380	380
Dividends on Common Stock	**7,233**	5,071	2,161
Voluntary Reserve	**0**	32,000	(32,000)
Reserve for Losses on Overseas Investments	**0**	0	0
Special Voluntary Earned Reserve	-	32,000	(32,000)
Profit Brought Forward to Next Year	**6,042**	7,619	(1,576)

Statements of Trust Account

(in millions of Yen)

	Mar-02 (unaudited)	Mar-01	Change
Assets:			
Loans and Bills Discounted	**1,972,582**	2,607,797	(635,215)
Securities	**3,433,949**	2,927,611	506,338
Money Held in Trust	**38,002,542**	37,926,250	76,291
Securities Held in Custody Accounts	**1,868**	2,847	(978)
Securities Lent	**6,000**	6,000	-
Money Claims	**2,424,250**	1,949,092	475,157
Premises and Equipment	**1,691,527**	1,385,532	305,995
Other Claims	**127,316**	234,034	(106,718)
Loans to Banking Account	**2,074,447**	2,983,852	(909,405)
Cash and Due from Banks	**157,091**	162,251	(5,159)
Total Assets	**49,891,577**	50,185,272	(293,694)
Liabilities:			
Money Trusts	**17,939,003**	16,704,918	1,234,085
Pension Trusts	**5,551,957**	5,398,553	153,404
Property Formation Benefit Trusts	**11,694**	12,580	(885)
Loan Trusts	**2,986,125**	4,274,930	(1,288,804)
Securities Investment Trusts	**6,891,416**	11,299,562	(4,408,145)
Money Entrusted, Other than Money Trusts	**2,894,559**	3,008,380	(113,821)
Securities Trusts	**8,267,249**	5,284,334	2,982,915
Money Claim Trusts	**1,992,498**	1,522,247	470,251
Equipment Trusts	**6,968**	8,049	(1,080)
Land and Fixtures Trusts	**204,569**	234,562	(29,992)
Other Trusts	**3,145,533**	2,437,153	708,379
Total Liabilities	**49,891,577**	50,185,272	(293,694)

Major Account Balances
(sum of Banking account of Parent and Trust account)

(in millions of Yen)

	Mar-02 (unaudited)	Mar-01	Change
Total Employable Funds	**36,237,746**	35,071,038	1,166,707
Deposits	**8,141,452**	7,702,197	439,254
Certified Deposits	**1,607,512**	977,858	629,653
Money Trusts	**17,939,003**	16,704,918	1,234,085
Pension Trusts	**5,551,957**	5,398,553	153,404
Property Formation Benefit Trusts	**11,694**	12,580	(885)
Loan Trusts	**2,986,125**	4,274,930	(1,288,804)

Loans and Bills Discounted	**10,891,340**	10,900,412	(9,072)
Banking Account	**8,918,757**	8,292,615	626,142
Trust Account	**1,972,582**	2,607,797	(635,215)
Investment Securities	**8,503,731**	9,491,153	(987,422)
Banking Account	**5,069,781**	6,563,542	(1,493,760)
Trust Account	**3,433,949**	2,927,611	506,338

The Sumitomo Trust & Banking Co., Ltd.
May 24, 2002

Change in Directors, Statutory Auditors and Executive Officers
(to be approved on June 27, 2002)

The Sumitomo Trust & Banking Co., Ltd. hereby notifies the following changes of Directors, Statutory Auditors and Executive Officers.

(1) Candidate for Directors

Director, Managing Executive Officer (Currently Managing Executive Officer)	Kazuo Miyakawa
Director, Managing Executive Officer (Currently Managing Executive Officer)	Hideo Fujii
Director, Managing Executive Officer (Currently Managing Executive Officer)	Masao Shibuya
Director, Managing Executive Officer (Currently Managing Executive Officer)	Ikuho Inoue

(2) Candidate for Statutory Auditor

Statutory Auditor (Currently Managing Director, Japan Atomic Energy Insurance Pool)	Tsuneo Hiroe

(3) Retiring Statutory Auditor

Statutory Auditor	Akio Yamazaki

(4) Retiring Executive Officers

Executive Officer	Kazuyuki Isono
Executive Officer	Shunichi Umemura

Explanatory Material

Fiscal Year 2001
ended on March 31, 2002

The Sumitomo Trust & Banking Co., Ltd.

Table of Contents

Summary of Consolidated Financial Results

(in millions of Yen)

	FY2001	FY2000	Change
Gross Profit	267,417	252,551	14,865
Net Trust Fees	80,421	95,807	-15,385
Trust A/C Credit Costs	23,981	31,502	-7,520
Net Interest Income	104,844	71,298	33,545
Net Fees and Commissions	36,372	31,885	4,486
Net Gains from Trading	4,698	10,535	-5,836
Others (including Net Gains (Losses) from Bonds)	41,079	43,023	-1,944
General & Administrative Expenses	134,857	138,088	-3,231
Net Transfer to General Reserve	5,369	19,737	-14,367
Banking Account Credit Costs	80,672	100,277	-19,605
Net Losses from Direct Write-offs	31,862	67,670	-35,807
Net Transfer to Specific Loan Losses Reserves	53,368	30,619	22,748
Losses on Sale of Loans to CCPC	322	942	-620
Losses on Sales of Loans in Bulk	-3,443	910	-4,354
Net Transfer to Reserves for Financial Assistance to Specific Borrowers	-	-354	354
Net Transfer to Reserves for Loans to Borrowers in Specific Foreign Countries	-1,857	-1,440	-416
Other Credit Costs	420	1,929	-1,509
Net Gains (Losses) from Stocks	-104,130	45,105	-149,236
Equity in Earnings (Losses) of Affiliates	-8	-64	55
Others	857	38,788	-37,930
Net Operating Income *(Keijo-Rieki)*	-56,764	78,277	-135,041
Extraordinary Income	293	11,644	-11,350
Net Income before Income Tax	-56,470	89,922	-146,392
Income Tax	4,543	4,368	175
Deferred Income Tax	-22,516	40,562	-63,079
Minority Interest	3,983	3,973	10
Net Income	-42,480	41,017	-83,498

Total Credit Costs (Banking A/C + Trust A/C + Net Transfer to General Reserve)	110,023	151,517	-41,493

Summary of Consolidated Financial Results (continued)

(in millions of Yen)

	FY2001	FY2000	Change
Net Business Profit *(Gyomu Jun-eki)* (*1)	127,190	94,725	32,464
Adjusted Net Business Profit (*2)	156,541	145,965	10,575

(*1) Net Business Profit = Gross Profit - General and Administrative Expenses - Net Transfer to General Reserve
(*2) Adjusted Net Business Profit = Net Business Profit + Trust A/C Credit Costs + Net Transfer to General Reserve

Breakdown by Business Segment

(in millions of Yen)

	FY2001	FY2000	Change
Net Operating Income *(Keijo-Rieki)*	-56,764	78,277	-135,041
Banking and Trust Business	-57,109	77,350	-134,459
Other Financial Services	2,546	2,097	448
Elimination	-2,200	-1,169	-1,030
Net Income	**-42,480**	**41,017**	**-83,498**

Number of Subsidiaries/Affiliates

	Mar. 2002	Mar. 2001	Change
Consolidated Subsidiaries	20	23	-3
Affiliates (subject to the equity method)	4	4	-

Summary of Non-consolidated Financial Results

(in millions of Yen)

	FY2001	FY2000	Change	%Change
Gross Profit	247,770	238,589	9,180	3.8%
(Adjusted Gross Profit) (*1)	(271,751)	(270,092)	(1,659)	(0.6%)
Domestic Business	193,518	222,748	-29,229	-13.1%
Net Trust Fees	80,421	95,807	-15,385	-16.1%
Trust A/C Credit Costs	23,981	31,502	-7,520	-23.9%
Trust Fees from Loan Trust and Jointly-Operated Money Trusts (*2)	53,102	75,665	-22,563	-29.8%
Other Trust Fees	51,300	51,643	-343	-0.7%
Net Interest Income	82,433	85,715	-3,282	-3.8%
Net Fees and Commissions	25,025	24,498	527	2.2%
Net Gains from Trading	2,911	4,850	-1,939	-40.0%
Others (including Net Gains (Losses) from Bonds)	2,727	11,876	-9,149	-77.0%
International Business	54,251	15,841	38,409	242.5%
Net Interest Income	25,594	-7,303	32,898	450.4%
Net Fees and Commissions	-2,800	-2,956	156	5.3%
Net Gains from Trading	1,787	2,310	-523	-22.6%
Others (including Net Gains (Losses) from Bonds)	29,669	23,791	5,877	24.7%
General and Administrative Expenses	121,493	125,919	-4,425	-3.5%
Net Transfer to General Reserve	6,223	21,113	-14,889	-70.5%
Net Business Profit *(Gyomu Jun-eki)* (*3)	120,052	91,556	28,495	31.1%
Net Business Profit before Trust Account Credit Costs (*4)	144,034	123,059	20,975	17.0%
Adjusted Net Business Profit (*5)	150,257	144,172	6,085	4.2%

(*1) Adjusted Gross Profit = Gross Profit + Trust A/C Credit Costs

(*2) Before exclusion of Trust A/C Credit Costs

(*3) Net Business Profit = Gross Profit - General and Administrative Expenses - Net Transfer to General Reserve

(*4) Net Business Profit before Trust A/C Credit Costs = Net Business Profit + Trust A/C Credit Costs

(*5) Adjusted Net Business Profit = Net Business Profit + Trust A/C Credit Costs + Net Transfer to General Reserve

Summary of Non-consolidated Financial Results (continued)

(in millions of Yen)

	FY2001	FY2000	Change	%Change
Net Business Profit *(Gyomu Jun-eki)*	120,052	91,556	28,495	31.1%
Adjusted Net Business Profit	150,257	144,172	6,085	4.2%
Net gains (losses) from Bonds	25,825	29,827	-4,001	-13.4%
Net Non-Recurring Profit (Losses)	-187,704	-18,643	-169,061	-906.8%
Net Gains (Losses) from Stocks	-110,122	43,642	-153,764	-352.3%
Banking Account Net Credit Costs	75,208	94,198	-18,989	-20.2%
Net Operating Income *(Keijo-Rieki)*	-67,651	72,913	-140,565	-192.8%
Extraordinary Income	2,617	11,353	-8,735	-76.9%
Net Gains (Losses) from disposal of fixed assets	2,603	-2,162	4,766	220.4%
Net Income before Income Tax	-65,034	84,266	-149,301	-177.2%
Income Tax	106	106	0	0.5%
Deferred Income Tax	-22,933	41,517	-64,451	-155.2%
Net Income	-42,207	42,642	-84,850	-199.0%

Breakdown of Credit Costs

(in millions of Yen)

(Non-consolidated)	FY2001	FY2000	Change
Credit Costs (A)	99,189	125,700	-26,510
Banking Account	75,208	94,198	-18,989
Net Losses from Direct Write-offs (*1)	31,579	63,382	-31,802
Net Transfer to Specific Loan Loss Reserves	48,574	30,138	18,436
Losses on Sale of Loans to CCPC (*2)	322	942	-620
Losses on Sales of Loans in Bulk	-3,447	116	-3,563
Transfer to Reserves for Financial Assistance to Specific Borrowers	-	-354	354
Transfer to Reserves for Loans to Borrowers in Specific Foreign Countries	-1,857	-1,440	-416
Other Credit Costs	37	1,413	-1,375
Trust Accounts	23,981	31,502	-7,520
Direct Write-offs	22,827	27,687	-4,860
Losses on Sales of Loans to CCPC	1,666	3,525	-1,859
Losses on Sales of Loans in Bulk	-511	289	-801

Net Transfer to General Reserve (B)	6,223	21,113	-14,889

Gross Credit Costs (A) + (B)	105,413	146,813	-41,400

(*1) Amount of Direct Write-offs - Utilized Reserved Amount

(*2) The Cooperative Credit Purchasing Co., Ltd.

Expenses and Per-head Business Profit

General and Administrative Expenses

(in millions of Yen)

(Non-consolidated)	FY2001	FY2000	Change
General and Administrative Expenses	121,493	125,919	-4,425
Personnel Expenses	49,289	52,457	-3,168
Non-personnel Expenses	66,870	68,240	-1,369
Non-income Tax	5,334	5,222	112

Per-head Business Profit

(in millions of Yen)

(Non-consolidated)	FY2001	FY2000	Change
Net Business Profit	120,052	91,556	28,495
Per-head Net Business Profit	23.2	17.6	5.6
Adjusted Net Business Profit	150,257	144,172	6,085
Per-head Adjusted Net Business Profit	29.1	27.7	1.4

Margins

Gross Margins (Non-consolidated)

Domestic Banking Account	FY2001	FY2000	Change
Average Yield on Interest-earning Assets (a)	1.20%	1.36%	-0.16%
Loans and Bills Discounted (A)	1.39%	1.50%	-0.11%
Securities	0.99%	1.25%	-0.26%
Average Yield on Interest-bearing Liabilities (b)	0.49%	0.64%	-0.15%
Deposits (B)	0.33%	0.47%	-0.14%
Gross Margin (a) - (b)	0.71%	0.72%	-0.01%
Loan-Deposit Margin (A) - (B)	1.06%	1.03%	0.03%

Domestic Three Major Accounts (*)	FY2001	FY2000	Change
Average Yield on Interest-earning Assets (a)	1.30%	1.55%	-0.25%
Loans and Bills Discounted (A)	1.45%	1.66%	-0.21%
Securities	1.14%	1.52%	-0.38%
Average Yield on Interest-bearing Liabilities (b)	0.34%	0.45%	-0.11%
Deposits (B)	0.25%	0.37%	-0.12%
Gross Margin (a) - (b)	0.96%	1.10%	-0.14%
Loan-Deposit Margin (A) - (B)	1.20%	1.29%	-0.09%

(*) Domestic Three Major Accounts = Banking Account, Loan Trust, and Jointly-Operated Money Trust

Breakdown of Gains/Losses on Securities

(in millions of Yen)

(Non-consolidated)	FY2001	FY2000	Change
Net gains (losses) from Bonds	25,825	29,827	-4,001
Gains on Sale of Bonds	65,814	86,086	-20,271
Gains on Redemption of Bonds	-	-	-
Losses on Sale of Bonds	35,307	53,697	-18,389
Losses on Redemption of Bonds	1,037	-	1,037
Losses on Devaluation of Bonds	3,643	2,561	1,081
Net gains (losses) from Stocks	-110,122	43,642	-153,764
Gains on Sale of Stocks	23,735	84,977	-61,241
Losses on Sale of Stocks	24,882	11,125	13,756
Losses on Devaluation of Stocks	108,976	30,209	78,766

(Note)

(1) Standard for Japanese stocks value determination

In accordance with the adoption of the mark-to-market accounting to "Available-For-Sale Securities" on financial statements, values of the Japanese stocks whose market values are obtainable in the markets are determined on the basis of the 1-month-average of their daily closing prices during March 2002 (the closing month of FY), and thus calculated values are also used in applying the "standard for devaluation of stocks" as mentioned below.

(2) Standard for devaluation of stocks

(i) Stocks with values at 50% or less of their costs:
- All such stocks are subject to devaluation.

(ii) Stocks with values more than 50% but less than 70% of their costs:
- Stocks judged as having "little possibility of price recovery" are subject to devaluation.

Unrealized Gains/Losses of Investment Securities

(in millions of Yen)

(Consolidated)	Mar. 2002				Mar. 2001		
	Net	Changes	Unrealized Gains	Unrealized Losses	Net	Unrealized Gains	Unrealized Losses
Held-to-Maturity Debt Securities	592	314	898	306	278	495	217
Available-for-Sale Securities	-93,702	-158,226	95,025	188,728	64,523	201,086	136,562
Total	-93,110	-157,912	95,924	189,035	64,802	201,581	136,779
Japanese Stocks	-51,188	-81,862	74,659	125,848	30,673	146,594	115,921
Japanese Bonds	6,667	-14,391	11,998	5,330	21,058	22,487	1,428
Others	-48,589	-61,658	9,266	57,856	13,069	32,499	19,430
(Net Unrealized Losses on Available-for Sale Securities, Net of Tax)	(-57,022)	(-95,564)			(38,542)		

(in millions of Yen)

(Non-Consolidated)	Mar. 2002				Mar. 2001		
	Net	Changes	Unrealized Gains	Unrealized Losses	Net	Unrealized Gains	Unrealized Losses
Held-to-Maturity Debt Securities	-	-	-	-	-	-	-
Investment in Subsidiaries and Affiliates	-	-	-	-	-	-	-
Available-for-Sale Securities	-93,426	-154,555	94,982	188,409	61,128	197,383	136,255
Total	-93,426	-154,555	94,982	188,409	61,128	197,383	136,255
Japanese Stocks	-51,227	-78,296	74,620	125,848	27,069	142,910	115,841
Japanese Bonds	6,663	-14,385	11,993	5,330	21,048	22,477	1,428
Others	-48,862	-61,873	8,367	57,230	13,010	31,995	18,985
(Net Unrealized Losses on Available-for-Sale Securities, Net of Tax)	(-57,149)	(-94,523)			(37,373)		

(in millions of Yen)

Trust A/C	Mar. 2002	Mar. 2001
Listed/Unlisted Securities Total	-906	8,540

* Evaluation Methods of Securities for FY2001

(Securities)

Type of Securities	Evaluation Method
Securities Held for Trading Purposes	Mark-to-Market (*1)
Held-to-Maturity Debt Securities	Amortized or Accumulated Cost
Available-for-Sale Securities (market price available)	Mark-to-Market (*2)
Available-for-Sale Securities (market price unavailable)	Cost or Amortized or Accumulated Cost
Investment in Subsidiaries or Affiliates	Cost

(*1) recognized as P/L
(*2) recognized as increase/decrease in Stockholders' Equity

(Securities Held in Money Held in Trust)

Money Held in Trust for Trading Purposes	Mark-to-Market (*1)

Unrealized Gains/Losses of Financial Derivatives

Unrealized Gains/Losses of Financial Derivatives reflected upon the Statement of Income (Including derivatives on Trading A/C)

(Consolidated)

(in millions of Yen)

	Mar. 2002	Mar. 2001	Change
Interest Related Transactions	-4,644	12,366	-17,010
Interest Swaps	-4,910	10,981	-15,891
Stock Related Transactions	19	-65	85
Bond Related Transactions	-317	49	-367
Currency Related Transactions	3,612	-	3,612
Credit Derivative Transactions	-	-	-
Total	-1,330	12,350	-13,680

(Non-consolidated)

(in millions of Yen)

	Mar. 2002	Mar. 2001	Change
Interest Related Transactions	-3,763	13,166	-16,929
Interest Swaps	-4,030	11,530	-15,560
Stock Related Transactions	19	-52	72
Bond Related Transactions	-317	49	-367
Currency Related Transactions	3,480	-	3,480
Credit Derivative Transactions	-	-	-
Total	-581	13,162	-13,744

(For Reference)
Unrealized Gains/Losses of Financial Derivatives subject to the hedge accounting rules

(Non-consolidated)

(in millions of Yen)

	Mar. 2002	Mar. 2001	Change
Interest Related Transactions	-61,145	-76,172	15,026
Interest Swaps	-57,972	-70,712	12,739
Stock Related Transactions	-	-	-
Bond Related Transactions	5,726	-3,704	9,430
Total	-55,419	-79,876	24,457

BIS Capital Adequacy Ratio

BIS Capital Adequacy Ratio (Consolidated)

(in millions of Yen)

	Mar. 2002 (A)	Mar. 2001 (B)	Change (A)-(B)	Sep. 2001
Capital Adequacy Ratio	10.86%	11.41%	-0.55%	11.32%
Tier I Ratio	6.16%	6.80%	-0.64%	6.67%
Total Capital	1,293,603	1,381,265	-87,661	1,339,281
Tier I	734,136	823,639	-89,503	790,128
(Net Unrealized Losses on Available-for-Sale Securities, Net of Tax)	-57,016	-	-57,016	-45,183
Minority Interest in Consolidated Subsidiaries	88,284	91,076	-2,791	94,213
(Non-Cumulative Preferred Securities)	(83,000)	(83,000)	(-)	(83,000)
Tier II	562,403	560,042	2,360	550,791
Upper Tier II	293,804	267,640	26,164	260,484
Revaluation of Land	4,273	17,409	-13,136	17,406
General Reserve	84,031	79,596	4,435	72,578
Subordinated Debts	205,500	170,635	34,865	170,500
Lower Tier II	268,598	292,401	-23,803	290,307
Termed Subordinated Debt, etc.	268,598	292,401	-23,803	290,307
Deduction	2,936	2,417	519	1,639
Risk Assets	11,908,016	12,098,244	-190,227	11,829,297

Non-Consolidated BIS Capital Adequacy Ratio	10.84%
Tier I Ratio	6.12%

Return on Equity

(Non-consolidated)	FY2001	FY2000	Change
Dividend per Common Stock (Yen)	5.00	7.00	-2.00
Dividend per Preferred Stock (Yen)	6.08	6.08	-
Net Income per Common Stock (Yen)	-29.69	28.97	-58.66
Return (Net Business Profit before Trust Account credit costs) on Equity	23.6%	19.0%	4.6%
Return (Adjusted Net Business Profit) on Equity	24.7%	22.3%	2.4%
Return (Net Income) on Equity	-7.1%	6.5%	-13.6%

Total Stockholder's Equity (ending balance, in millions of Yen)	651,997	760,892	-108,895
(Net Unrealized Losses on Available-for-Sale Securities, Net of Tax)	-57,149	-	-57,149

Risk-Managed Loans

(in millions of Yen)

Banking Account Loans (Non-consolidated)	Mar. 2002		Mar. 2001		Change		Sep. 2001	
	Balance	% to Loan	Balance	% to Loan	Balance	% to Loan	Balance	% to Loan
Loans in Bankruptcy Proceedings	13,146	0.15%	33,698	0.41%	-20,552	-0.26%	22,514	0.26%
Other Delinquent Loans	392,725	4.40%	399,471	4.82%	-6,746	-0.42%	373,924	4.32%
Loans More Than 3 months Past Due	2,534	0.03%	3,380	0.04%	-846	-0.01%	5,594	0.06%
Restructured Loans	145,990	1.64%	29,407	0.35%	116,582	1.29%	106,359	1.23%
Total Loans under Risk Management	554,395	6.22%	465,958	5.62%	88,437	0.60%	508,393	5.87%
Partial Direct Write-offs	277,094		394,541		-117,446		330,759	
Total Loan Balance	8,918,757		8,292,615		626,142		8,661,091	

(in millions of Yen)

Trust Account Loans (Principal Guaranteed)	Mar. 2002		Mar. 2001		Change		Sep. 2001	
	Balance	% to Loan	Balance	% to Loan	Balance	% to Loan	Balance	% to Loan
Loans in Bankruptcy Proceedings	6,441	0.34%	6,924	0.30%	-482	0.04%	5,901	0.30%
Other Delinquent Loans	54,580	2.90%	54,244	2.34%	336	0.56%	48,691	2.47%
Loans More Than 3 months Past Due	538	0.03%	1,328	0.06%	-789	-0.03%	856	0.04%
Restructured Loans	68,403	3.64%	1,265	0.05%	67,138	3.59%	35,506	1.80%
Total Loans under Risk Management	129,964	6.92%	63,762	2.75%	66,201	4.17%	90,956	4.61%
Total Loan Balance	1,879,071		2,318,749		-439,678		1,973,476	

Risk-Managed Loans (continued)

(in millions of Yen)

Banking and Trust Accounts (Non-consolidated)	Mar. 2002		Mar. 2001		Change		Sep. 2001	
	Balance	% to Loan	Balance	% to Loan	Balance	% to Loan	Balance	% to Loan
Loans in Bankruptcy Proceedings	19,587	0.18%	40,623	0.38%	-21,035	-0.20%	28,415	0.27%
Other Delinquent Loans	447,306	4.14%	453,715	4.28%	-6,409	-0.14%	422,616	3.97%
Loans More than 3 months Past Due	3,072	0.03%	4,709	0.04%	-1,636	-0.01%	6,451	0.06%
Restructured Loans	214,393	1.99%	30,672	0.29%	183,720	1.70%	141,865	1.33%
Total Loans under Risk Management	684,360	6.34%	529,721	4.99%	154,639	1.35%	599,350	5.64%
Total Loan Balance	10,797,829		10,611,364		186,464		10,634,568	

(in millions of Yen)

Banking and Trust Accounts (Consolidated)	Mar. 2002		Mar. 2001		Change		Sep. 2001	
	Balance	% to Loan	Balance	% to Loan	Balance	% to Loan	Balance	% to Loan
Loans in Bankruptcy Proceedings	19,843	0.18%	45,014	0.43%	-25,171	-0.25%	31,593	0.30%
Other Delinquent Loans	449,143	4.16%	388,618	3.70%	60,525	0.46%	394,350	3.73%
Loans More than 3 months Past Due	5,529	0.05%	4,753	0.05%	775	0.00%	6,476	0.06%
Restructured Loans	214,418	1.99%	30,672	0.29%	183,745	1.70%	141,865	1.34%
Total Loans under Risk Management	688,934	6.38%	469,058	4.46%	219,875	1.92%	574,286	5.44%
Partial Direct Write-offs	281,857		440,067		-158,210		342,718	
Total Loan Balance	10,801,536		10,512,529		289,007		10,560,467	

Reserve for Possible Loan Losses

Banking Account (Non-consolidated)

(in millions of Yen)

(Non-consolidated)	Mar. 2002	Mar. 2001	Change	Sep. 2001
Reserve for Possible Loan Losses	217,066	207,330	9,735	183,946
General Reserve	82,398	76,175	6,223	70,370
Specific Reserve for Possible Loan Losses	133,435	128,271	5,164	112,309
Reserve for Loans to Borrowers in Specific Foreign Countries	1,231	2,884	-1,652	1,266
Reserve for Financial Assistance to Specific Borrowers	-	-	-	-
Reserve for Possible Losses on Loans Sold	250	3,379	-3,128	1,800
(reference)				
Loans to CCPC	1,646	5,947	-4,301	3,481

Banking Account (Consolidated)

(in millions of Yen)

(Consolidated)	Mar. 2002	Mar. 2001	Change	Sep. 2001
Reserve for Possible Loan Losses	221,562	188,057	33,504	193,150
General Reserve	84,031	79,596	4,435	72,578
Specific Reserve for Possible Loan Losses	136,298	105,576	30,722	119,306
Reserve for Loans to Borrowers in Specific Foreign Countries	1,231	2,884	-1,652	1,266
Reserve for Financial Assistance to Specific Borrowers	-	-	-	-
Reserve for Possible Losses on Loans Sold	250	3,379	-3,128	1,800

Trust Accounts (with Principal Guarantee Contracts)

(in millions of Yen)

Reserve for Possible Impairment of Principal	Mar. 2002	Mar. 2001	Change	Sep. 2001
Loan Trust	18,621	23,977	-5,356	21,617
Jointly-Operated Money Trust	731	751	-19	717
Total	19,353	24,729	-5,375	22,335

Reserve Ratios for Risk-Managed Loans

(Non-consolidated)

		Mar. 2002	Mar. 2001	Change	Sep. 2001
Before Partial Direct Write-offs	Banking A/C	59.4%	69.9%	-10.5%	61.3%
	Banking and Trust A/C	53.4%	67.7%	-14.3%	57.7%
After Partial Direct Write-offs	Banking A/C	39.1%	44.4%	-5.3%	36.1%
	Banking and Trust A/C	34.5%	43.8%	-9.3%	34.4%

(Consolidated)

		Mar. 2002	Mar. 2001	Change	Sep. 2001
Before Partial Direct Write-offs	Banking A/C	59.8%	74.3%	-14.5%	64.8%
	Banking and Trust A/C	53.8%	71.8%	-18.0%	60.8%
After Partial Direct Write-offs	Banking A/C	39.6%	46.4%	-6.8%	39.9%
	Banking and Trust A/C	34.9%	45.3%	-10.4%	37.5%

Note 1: For Banking account, reserves include General Reserve, Specific Reserve, and Reserve for Loans to Borrowers in Specific Foreign Countries.

Note 2: For the Banking and Trust accounts, reserves include Reserve for Possible Impairment of Principal in Loan Trust and JOMT as well as General Reserve, Specific Reserve, and Reserve for Loans to Borrowers in Specific Foreign Countries.

Assets Classified under Financial Reconstruction Law

Banking Account

(in millions of Yen)

(Non-consolidated)	Mar. 2002	Mar. 2001	Change	Sep. 2001
Loans in Bankruptcy and Practical Bankruptcy	34,039	70,294	-36,255	81,439
Doubtful Loans	376,518	366,002	10,515	319,675
Substandard Loans	148,524	32,788	115,735	111,954
Total (a)	559,082	469,086	89,996	513,069

Partial Direct Write-offs	277,094	394,541	-117,446	330,759

Trust Account Loans

(in millions of Yen)

(Principal Guaranteed)	Mar. 2002	Mar. 2001	Change	Sep. 2001
Loans in Bankruptcy and Practical Bankruptcy	13,165	15,126	-1,960	12,506
Doubtful Loans	47,856	46,042	1,813	42,086
Substandard Loans	68,942	2,593	66,348	36,363
Total (b)	129,964	63,762	66,201	90,956

Banking and Trust Accounts

(in millions of Yen)

(Non-consolidated)	Mar. 2002	Mar. 2001	Change	Sep. 2001
Loans in Bankruptcy and Practical Bankruptcy	47,205	85,421	-38,215	93,946
Doubtful Loans	424,374	412,045	12,329	361,761
Substandard Loans	217,466	35,382	182,084	148,317
Total (A)	689,047	532,848	156,198	604,025

Coverage for Assets Classified under Financial Reconstruction Law

Banking Account (Non-consolidated)

(in millions of Yen)

	Mar. 2002	Mar. 2001	Change	Sep. 2001
Total Coverage against Possible Loan Losses (c)	450,221	443,953	6,267	441,738
Reserve for Possible Loan Losses (Note) (d)	170,175	132,238	37,936	135,137
Reserve for Financial Assistance to Specific Borrowers (e)	-	-	-	-
Guarantee and Collateral Value (f)	280,046	311,714	-31,668	306,601

Note: Reserve for Possible Loan Losses includes Specific Reserve and General Reserve.

Coverage Ratio (c) / (a)

	Mar. 2002	Mar. 2001	Change	Sep. 2001
Before Partial Direct Write-offs	86.9%	97.0%	-10.1%	91.5%
After Partial Direct Write-offs	80.5%	94.6%	-14.1%	86.1%

Reserve Ratio for Uncovered Portion (d + e) / (a - f)

	Mar. 2002	Mar. 2001	Change	Sep. 2001
Before Partial Direct Write-offs	80.4%	95.4%	-15.0%	86.7%
After Partial Direct Write-offs	60.9%	84.0%	-23.1%	65.4%

Reserve Ratios for Loans to Special Mention/Ordinary Debtors (General Reserve)

	Mar. 2002	Mar. 2001	Change	Sep. 2001
Special Mention (Yo-Chui-Saki)	6.1%	6.7%	-0.6%	6.2%
Substandard (Yo-Kanri-Saki)	24.7%	15.1%	9.6%	20.0%
Other than Substandard	3.0%	6.3%	-3.3%	4.4%
Ordinary (Seijyo-Saki)	0.1%	0.1%	-	0.1%

Coverage for Assets Classified under Financial Reconstruction Law (continued)

Trust Account

(in millions of Yen)

(Principal Guaranteed)	Mar. 2002	Mar. 2001	Change	Sep. 2001
Total Coverage against Possible Loan Losses (g)	87,152	58,212	28,939	62,178
Reserve for Possible Loan Losses (Note)	-	-	-	-
Reserve for Financial Assistance to Specific Borrowers	-	-	-	-
Guarantee and Collateral Value	87,152	58,212	28,939	62,178

Note: Reserve for Possible Loan Losses includes Specific Reserve and General Reserve.

Coverage Ratio (g) / (b)

	Mar. 2002	Mar. 2001	Change	Sep. 2001
Before Partial Direct Write-Offs	67.0%	91.3%	-24.3%	68.3%
After Partial Direct Write-Offs	67.0%	91.3%	-24.3%	68.3%

Banking and Trust Accounts (Non-consolidated)

(in millions of Yen)

	Mar. 2002	Mar. 2001	Change	Sep. 2001
Total Coverage against Possible Loan Losses (B)	537,373	502,165	35,207	503,916
Reserve for Possible Loan Losses (Note)	170,175	132,238	37,936	135,137
Reserve for Financial Assistance to Specific Borrowers	-	-	-	-
Guarantee and Collateral Value	367,198	369,927	-2,728	368,779

Note: Reserve for Possible Loan Losses includes Specific Reserve and General Reserve.

Coverage Ratio (B) / (A)

	Mar. 2002	Mar. 2001	Change	Sep. 2001
Before Partial Direct Write-Offs	84.3%	96.6%	-12.3%	89.2%
After Partial Direct Write-Offs	77.9%	94.2%	-16.3%	83.4%

Asset Classification under Financial Reconstruction Law

Banking Account
(Non-consolidated)

(%, in billions of Yen)

Classification	Balance		Coverage Ratio		Collateral/ Reserve		Reserve Ratio	
	Mar. 2002	Mar. 2001	Mar. 2002	Mar. 2001		Mar. 2002	Mar. 2002	Mar. 2001
Bankrupt and Practically Bankrupt (A)	34.0	70.3	100%	100%	Specific Reserve	4.9	100%	100%
					Collateral/Guarantee	29.1		
Doubtful (Kiken-Saiken) (B)	376.5	366.0	83%	95%	Uncovered	60.6	67%	88%
					Specific Reserve	128.4		
					Collateral/Guarantee	187.5		
Substandard (Yo-Kanri-Saiken) (C)	148.5	32.8	67%	71%	Uncovered	48.2	43%	29%
					General Reserve	36.9		
					Collateral/Guarantee	63.4		
Ordinary Assets (Seijo-Saiken)	8,878.7	8,360.4			General Reserve	45.5		
					Reserve for Loans to Borrowers in Specific Foreign Countries	1.2		
(A) + (B) + (C)	559.1	469.1						
Total	9,437.8	8,829.5						

* Direct write-offs for the IV category (partial direct write-off: 277.0 billion yen for Mar. 2002) are reflected on the above figures.

Asset Classification under Financial Reconstruction Law (continued)

Trust Account
(Non-consolidated)

(%, in billions of Yen)

Classification	Balance		Coverage Ratio		Collateral/ Reserve		Reserve for Possible Impairment of Principal
	Mar. 2002	Mar. 2001	Mar. 2002	Mar. 2001			
Bankrupt and Practically Bankrupt (D)	13.2	15.1	98%	100%	Uncovered	0.3	Loan Trust 18.6
					Collateral/Guarantee	12.9	
Doubtful (Kiken-Saiken) (E)	47.9	46.0	69%	90%	Uncovered	14.7	
					Collateral/Guarantee	33.2	JOMT 0.7
Substandard (Yo-Kanri-Saiken) (F)	68.9	2.6	59%	52%	Uncovered	27.8	
					Collateral/Guarantee	41.1	
Ordinary Assets (Seijo-Saiken)	1,749.1	2,255.0					
(D) + (E) + (F)	130.0	63.8					
Total	1,879.1	2,318.7					

Banking and Trust Accounts
(Non-consolidated)

Total of (A) to (F)	689.0	532.8
Total	11,316.9	11,148.3

Final Disposal of Non-Performing Loans (Banking A/C + Trust A/C combined)

(Non-consolidated)

1. During 1HFY2000 or before

Loans Outstanding in Doubtful or Worse Categories as of Sep. 2000 and Disposal Thereafter

(in billions of Yen)	Sep. 2000 Outstanding	Mar. 2001 Outstanding	Sep. 2001 Outstanding	Mar. 2002 Outstanding	Change
Loans in Bankruptcy /Practical Bankruptcy	112.1	82.7	89.9	38.4	-51.5
Doubtful Loans	614.7	377.5	277.7	240.2	-37.5
Total	**726.8**	**460.2**	**367.6**	**278.6**	**-89.0**

Breakdown by Disposal Methods →

(in billions of Yen)

Borrower's Liquidation	7.8
Reconstruction	-
Financial Condition along with Reconstruction	-
Loan Sale	11.0
Direct Write-off	-1.9
Others	72.1
Collection/Repayment	70.3
Financial Condition Improved	1.7
Total	89.0

2. During 2HFY2000

New Entry to Doubtful or Worse Categories during 2HFY2000 and Disposal Thereafter

(in billions of Yen)	Mar. 2001 Outstanding	Sep. 2001 Outstanding	Mar. 2002 Outstanding	Change
Loans in Bankruptcy /Practical Bankruptcy	2.7	0.7	1.3	0.6
Doubtful Loans	34.5	29.4	26.4	-3.0
Total	**37.2**	**30.1**	**27.6**	**-2.5**

Breakdown by Disposal Methods →

(in billions of Yen)

Borrower's Liquidation	-
Reconstruction	-
Financial Condition Improved along with Reconstruction	-
Loan Sale	2.4
Direct Write-off	-1.6
Others	1.6
Collection/Repayment	1.6
Financial Condition Improved	0.0
Total	2.5

3. During 1HFY2001

New Entry to Doubtful or Worse Categories during 1HFY2001and Disposal Thereafter

(in billions of Yen)	Sep. 2001 Outstanding	Mar. 2002 Outstanding	Change
Loans in Bankruptcy /Practical Bankruptcy	3.4	2.8	-0.6
Doubtful Loans	54.6	46.1	-8.5
Total	**58.0**	**48.9**	**-9.1**

Breakdown by Disposal Methods →

(in billions of Yen)

Borrower's Liquidation	-
Reconstruction	0.0
Financial Condition Improved along with Reconstruction	-
Loan Sale	0.2
Direct Write-off	2.0
Others	6.9
Collection/Repayment	3.9
Financial Condition Improved	3.1
Total	9.1

4. During 2HFY2001

New Entry to Doubtful or Worse Categories during 2HFY2001

(in billions of Yen)

Loans in Bankruptcy /Practical Bankruptcy	4.8
Doubtful Loans	111.7
Total	**116.5**

Loans Outstanding in Doubtful or Worse Categories as of Mar. 2002

(in billions of Yen)

Loans in Bankruptcy /Practical Bankruptcy	47.2
Doubtful Loans	424.4
Total	**471.6**

Loans by Industry

(Non-consolidated, after Partial Direct Write-offs)

(in millions of Yen)

Domestic Branches (excl. Offshore)	Mar. 2002				Mar. 2001
	Banking A/C	Trust A/C	Banking + Trust A/C	Change	
Total	8,467,213	1,972,582	10,439,795	5,901	10,433,894
Manufacturing	1,286,448	146,398	1,432,847	124,661	1,308,186
Agriculture	718	-	718	26	692
Forestry	921	-	921	-	921
Fishing	440	500	940	440	500
Mining	5,124	540	5,664	-933	6,597
Construction	223,678	53,126	276,804	-49,077	325,881
Energy and Utilities	66,609	187,645	254,254	-39,250	293,504
Transportation and Communication	539,150	262,248	801,398	151,196	650,202
Wholesale, Retail, and Restaurant	796,095	92,565	888,660	-35,778	924,438
Finance and Insurance	1,989,447	348,876	2,338,322	-146,467	2,484,789
Real Estate	1,127,213	304,066	1,431,280	-104,589	1,535,869
Services	1,243,620	237,780	1,481,400	-5,403	1,486,803
Individuals and Others	1,187,750	338,838	1,526,588	111,075	1,415,513

Risk-Managed Loans by Industry

(Non-consolidated, after Partial Direct Write-offs)

(in millions of Yen)

Domestic Branches (excl. Offshore)	Mar. 2002				Mar. 2001
	Banking A/C	Trust A/C	Banking + Trust A/C	Change	
Total	534,021	129,964	663,986	138,428	525,557
Manufacturing	15,351	2,198	17,550	6,393	11,157
Agriculture	-	-	-	-	-
Forestry	-	-	-	-	-
Fishing	-	-	-	-	-
Mining	-	-	-	-	-
Construction	98,683	21,519	120,202	113,172	7,030
Energy and Utilities	-	-	-	-1,399	1,399
Transportation and Communication	10,339	3,270	13,609	5,389	8,220
Wholesale, Retail, and Restaurant	40,002	6,354	46,357	27,528	18,829
Finance and Insurance	4,329	1,549	5,878	-92,099	97,977
Real Estate	293,200	42,119	335,320	11,626	323,693
Services	51,369	19,088	70,457	19,276	51,181
Individuals and Others	20,744	33,864	54,608	48,539	6,068

Assets Classified under Financial Reconstruction Law (by Industry)

(Non-consolidated, after Partial Direct Write-offs)

(in millions of Yen)

Domestic Branches (excl. Offshore)	Mar. 2002				Mar. 2001
	Banking A/C	Trust A/C	Banking + Trust A/C	Change	
Total	538,278	129,964	668,242	139,557	528,685
Manufacturing	15,351	2,198	17,550	6,393	11,157
Agriculture	-	-	-	-	-
Forestry	-	-	-	-	-
Fishing	-	-	-	-	-
Mining	-	-	-	-	-
Construction	98,686	21,519	120,205	113,173	7,032
Energy and Utilities	-	-	-	-1,399	1,399
Transportation and Communication	10,339	3,270	13,609	5,389	8,220
Wholesale, Retail, and Restaurant	40,007	6,354	46,362	27,490	18,871
Finance and Insurance	4,329	1,549	5,878	-92,113	97,991
Real Estate	295,224	42,119	337,344	13,187	324,156
Services	53,565	19,088	72,653	19,004	53,649
Individuals and Others	20,773	33,864	54,637	48,432	6,205

Coverage Ratios for
Assets Classified under Financial Reconstruction Law (by Industry)

(Non-consolidated, after Partial Direct Write-offs)

(%)

Domestic Branches (excl. Offshore)	Mar. 2002				Mar. 2001
	Banking A/C	Trust A/C	Banking + Trust A/C	Change	
Total	79.7	67.0	77.2	-17.0	94.2
Manufacturing	86.0	96.3	87.3	-3.7	91.0
Agriculture	-	-	-	-	-
Forestry	-	-	-	-	-
Fishing	-	-	-	-	-
Mining	-	-	-	-	-
Construction	55.5	37.8	52.4	-29.7	82.1
Energy and Utilities	-	-	-	-97.3	97.3
Transportation and Communication	85.6	89.4	86.5	-7.2	93.7
Wholesale, Retail, and Restaurant	66.6	95.5	70.6	-23.7	94.3
Finance and Insurance	74.1	33.4	63.4	-36.5	99.9
Real Estate	88.4	69.1	86.0	-6.6	92.6
Services	83.0	58.6	76.6	-17.9	94.5
Individuals and Others	81.0	79.8	80.3	-18.2	98.5

Balance of Loans and Deposits

Claims to Debtors in Specific Foreign Countries

(in millions of Yen)

(Non-consolidated)	Mar. 2002	Mar. 2001	Change	Sep. 2001
Amount of Claims	12,318	14,422	-2,104	12,287
Number of Countries	1	2	-1	2

Overseas Loan Exposures by Borrowers' Location

(in millions of Yen)

(Non-consolidated)	Mar. 2002			Mar. 2001	Change
	Balance	Japanese Affiliates	Non-Japanese	Balance	
Asia	109,588	69,588	39,999	106,501	3,086
(Risk Managed Assets)	(9,612)	(2,120)	(7,492)	(2,717)	(6,895)
Hong Kong	11,355	7,276	4,079	14,009	-2,654
Indonesia	19,410	7,012	12,397	25,972	-6,561
Singapore	37,718	32,473	5,244	24,365	13,353
China	15,001	10,161	4,839	17,208	-2,207
Thailand	12,521	12,521	-	7,006	5,514
Latin America (*)	6,986	-	6,986	4,686	2,299
(Risk-Managed Assets)	(-)	(-)	(-)	(-)	(-)

(*) Including Argentine, Brazil, Chile, Colombia, and Mexico.

Balance of Loans and Deposits (Banking A/C)

(in millions of Yen)

(Non-consolidated)		Mar. 2002	Mar. 2001	Change	Sep. 2001
Deposits	Ending Balance	8,141,452	7,702,197	439,254	7,422,897
	Average Balance	7,636,766	7,309,058	327,707	7,514,924
Loans	Ending Balance	8,918,757	8,292,615	626,142	8,661,091
	Average Balance	8,490,497	7,844,999	645,497	8,225,943

Progress of Restructuring

(Non-consolidated)

(in millions of Yen)

General and Administrative Expenses	FY2001	FY2000	Change	Projection (*Note) FY2001
General and Administrative Expenses	121,493	125,919	-4,425	125,300
Personnel Expenses	49,289	52,457	-3,168	50,500
Non-Personnel Expenses	66,870	68,240	-1,369	68,800
Non-income taxes	5,334	5,222	112	6,000

Number of Directors and Employees	Mar. 2002	Mar. 2001	Change	Projection (*Note) Mar. 2002
Number of Directors and Auditors	18	18	-	18
Auditors	5	5	-	5
Number of Employees (*1)	5,154	5,202	-48	5,300

(*1) Including clerical staff, and staff dispatched from other companies. Not including part-timers.

Number of Branches and Subsidiaries	Mar. 2002	Mar. 2001	Change	Projection (*Note) Mar. 2002
Number of Domestic Branches (*1)	53	54	-1	53
Number of Overseas Branches (*2)	4	4	-	3
Number of Overseas Subsidiaries (*3)	3	4	-1	3

(*1) Excluding representative offices.

(*2) Excluding representative offices. The number of overseas branches is three as of May 2002, with one branch closed in April 2002 .

(*3) Excluding special purpose companies.

(*Note) As shown in the Revised Plan for Restoring Sound Management (announced in Aug. 2001).

Employee Retirement Benefits

(1) Retirement Benefit Obligation

(in millions of Yen)

(Non-consolidated)

		FY2001
Pension Benefit Obligation	(A)	160,621
(Discount Rate)		(3.0%)
Total Market Value of Plan Assets	(B)	122,917
Reserve for Employee Retirement Benefits	(C)	817
Prepaid Pension Costs	(D)	21,675
Unrecognized Net Transition Obligation	(E)	10,979
Unrecognized Prior Service Obligation	(F)	4,181
Unrecognized Net Actuarial Losses	(A - B - C + D - E - F)	43,401

(in millions of Yen)

(Consolidated)

		FY2001
Pension Benefit Obligation	(A)	162,831
(Discount Rate)		(3.0%)
Total Market Value of Plan Assets	(B)	123,429
Reserve for Employee Retirement Benefits	(C)	2,515
Prepaid Pension Costs	(D)	21,675
Unrecognized Net Transition Obligation	(E)	10,979
Unrecognized Prior Service Obligation	(F)	4,181
Unrecognized Net Actuarial Losses	(A - B - C + D - E - F)	43,401

(2) Retirement Benefit Expenses

(in millions of Yen)

(Non-consolidated)

	FY2001
Retirement Benefit Expenses	10,836
Service Costs-Benefits	4,033
Interest Cost on Projected Benefit Obligation	5,352
Expected Return on Plan Assets	-6,521
Amortization of Unrecognized Net Actuarial Losses	3,659
Amortization of Unrecognized Prior Service Cost	298
Amortization of Net Transition Obligation	2,337
Others	1,676

(in millions of Yen)

(Consolidated)

	FY2001
Retirement Benefit Expenses	11,543

Forecast for the Fiscal Year 2002

(in billions of Yen)

(Non-consolidated)	Results	Forecast		Change
	FY2001(A)	FY2002 (B)	1HFY2002	(B) - (A)
Adjusted Net Business Profits	150.2	145.0	65.0	-5.2
Net Business Profits *(Gyomu Jun-eki)*	120.0	125.0	50.0	5.0
Gross Credit Costs	105.4	80.0	40.0	-25.4
Banking Account Net Credit Costs	81.4	60.0	25.0	-21.4
Trust Accounts Net Credit Costs	23.9	20.0	15.0	-3.9
Other Non-Recurring Items	-112.4	-10.0	-5.0	102.4
Net Operating Income *(Keijo-Rieki)*	-67.6	55.0	20.0	122.6
Net Income	-42.2	33.0	12.0	75.2
Dividend per Common Stock [yen]	5.00	6.00	-	1.00
Dividend per Preferred Stock [yen]	6.08	6.08	-	-

(Consolidated)

Net Operating Income *(Keijo-Rieki)*	-56.7	60.0	22.0	116.7
Net Income	-42.4	35.0	13.0	77.4

Other Miscellaneous Data

1. Net Business Profit (Non-consolidated)

(in billions of Yen)	Before Net Transfer to General Reserve	After Net Transfer to General Reserve	Net Business Profit Before Trust Account Credit Costs	
			Before Net Transfer to General Reserve	After Net Transfer to General Reserve
FY2000	112.6	91.5	144.1	123.0
FY2001	126.2	120.0	150.2	144.0
1HFY2001	58.5	64.3	69.3	75.1
FY2002 (Forecast)	125.0	125.0	145.0	145.0
1HFY2002 (Forecast)	50.0	50.0	65.0	65.0

2. Credit Costs

(Non-consolidated)

(in billions of Yen)	Net Transfer to General Reserve (1)	Credit Costs (2) (Banking A/C)	Credit Costs (3) (Trust A/C)	Total Credit Costs (1) + (2) + (3)
FY2000	21.1	94.1	31.5	146.8
FY2001	6.2	75.2	23.9	105.4
1HFY2001	-5.8	28.6	10.8	33.6
FY2002 (Forecast)	0.0	60.0	20.0	80.0
1HFY2002 (Forecast)	0.0	25.0	15.0	40.0

(Consolidated)

(in billions of Yen)	Net Transfer to General Reserve (1)	Credit Costs (2) (Banking A/C)	Credit Costs (3) (Trust A/C)	Total Credit Costs (1) + (2) + (3)
FY2000	19.7	100.2	31.5	151.5
FY2001	5.3	80.6	23.9	110.0
1HFY2001	-6.8	33.7	10.8	37.7

(Non-consolidated; Banking and Trust Accounts)

(in billions of Yen)	Loans Classified under Self-Assessment				
	(A) Loans to "Legally/Virtually Bankrupt" debtors	(B) Loans to "Potentially Bankrupt" debtors	(A) + (B)	(C) Loans to "Special Mention" debtors (*)	(A) + (B) + (C)
Mar. 2001	85.4	412.0	497.5	1,366.5	1,864.0
Sep. 2001	93.9	361.8	455.7	1,283.0	1,738.7
Mar. 2002	47.2	424.4	471.6	1,443.2	1,914.7

	Loans Classified under Financial Reconstruction Law	
	Substandard Loans (D)	(A) + (B) + (D)
Mar. 2001	35.4	532.8
Sep. 2001	148.3	604.0
Mar. 2002	217.5	689.0

(*) Includes loans to "Substandard" debtors

Other Miscellaneous Data (continued)

3. Final Disposal and New Non-Performing Loans

(1) Yearly Comparison

(in billions of Yen)	Outstanding as of Mar. 2001 (A)	Occurred during FY2002	Off-Balanced	Migration from Doubtful to Bankrupt and Potentially Bankrupt	Outstanding as of Mar. 2002 (B)	(B) - (A)
Bankrupt and Practically Bankrupt	85.4	8.2	-96.2	49.7	47.2	-38.2
Doubtful	412.0	166.3	-104.2	-49.7	424.4	12.3
Total	497.5	174.5	-200.4	-	471.6	-25.9

(2) 2HFY Comparison

(in billions of Yen)	Outstanding as of Sep. 2001 (A)	Occurred during 2HFY2002	Off-Balanced	Migration from Doubtful to Bankrupt and Potentially	Outstanding as of Mar. 2002 (B)	(B) - (A)
Bankrupt and Practically Bankrupt	93.9	4.8	-62.1	10.6	47.2	-46.7
Doubtful	361.8	111.7	-38.5	-10.6	424.4	62.6
Total	455.7	116.5	-100.6	-	471.6	15.9

(3) Breakdown of Off-Balancing

(in billions of Yen)	Amount Off-Balanced during FY2001	Off-Balanced during 2HFY2001
Borrower's Liquidation	69.9	7.8
Reconstruction	1.3	0.0
Financial Condition Improved along with Reconstruction	-	-
Loan Sale	97.3	13.6
Sold to RCC	2.2	2.2
Direct Write-off	-88.8	-1.5
Others	120.6	80.6
Collection/Repayment	112.0	75.8
Financial Condition Improved	8.6	4.8
Total	200.4	100.6

(4) Financial Support (Non-consolidated)

(in billions of Yen)	FY2001 Amount	FY2001 Number of Transactions	FY2001 Counterpart
Debt Forgiveness	-	-	-
Debt-Equity Swaps	-	-	-
Undertaking Preferred Stocks, etc.	-	-	-
Total	-	-	-

Other Miscellaneous Data (continued)

(5). Reserve Ratios
(Non-consolidated)

(%, in billions of Yen)	Mar. 2002			Sep. 2001	
	Reserve Ratio	Reserve Ratio	Reserve Amount (*)	Reserve Ratio	Reserve Amount (*)
Loans to debtors legally/virtually bankrupt	Reserve ratio for the uncovered portion	100.0%	4.9	100.0%	3.1
Loans to debtors potentially bankrupt	Average reserve ratio for the uncovered portion	67.9%	128.4	82.2%	109.0
Loans to Substandard debtors	Average reserve ratio for uncovered portion	44.9%	43.8	32.5%	23.3
	Average reserve ratio for the entire amount under this category	24.7%	43.8	20.0%	23.3
Loans to Special-Mention debtors (other than Substandard)	Average reserve ratio for the entire amount under this category	3.0%	30.8	4.4%	39.3
Ordinary debtors	Reserve ratio for the entire amount under this category	0.1%	7.8	0.1%	7.8

(*) Reserve Amount includes general reserve as well as specific reserve.

3. Stocks Held

(1) Amount of Stocks Held
(Consolidated)

(in billions of Yen)	Cost	Market Value	Tier 1
Mar. 2001	1,305.1	1,335.8	823.6
Sep. 2001	1,208.3	1,086.2	790.1
Mar. 2002	1,042.3	991.1	734.1

(2) Unwinding of Cross-Shareholding
(Non-consolidated)

(in billions of Yen)	Amount
FY2001	173.8
2HFY2001	99.6
FY2002 (Projection)	200.0
2HFY2002 (Projection)	100.0

Other Miscellaneous Data (continued)

4. Loans

(1) Loans to Small to Mid-sized Corporations (Banking A/C + Trust A/C)
(Non-consolidated)

(%; in billions of Yen)	Mar. 2002 (A)	(A) - (B)	(A) - (C)	Sep. 2001 (B)	Mar. 2001 (C)
% to Total Loan Balance	44.9	-0.4	0.0	45.3	44.9
Loan Balance to Small to Mid-Sized Corporations	4,696.9	-27.7	9.4	4,724.7	4,687.5

(2) Consumer Loans (Banking A/C + Trust A/C)
(Non-consolidated)

(in millions of Yen)	Mar. 2002 (A)	(A) - (B)	(A) - (C)	Sep. 2001 (B)	Mar. 2001 (C)
Residential Mortgage Loans	749,030	4,425	296,686	744,604	452,343
Other Loans	446,132	-10,856	-253,783	456,988	699,915
Total	1,195,162	-6,430	42,903	1,201,592	1,152,258

(3) Loans to Whole Sale and Retail, Construction, Real Estate and Finance and Insurance Industries
(Non-consolidated)

(in billions of Yen)		Total Loan Balance	Loans More than 3 months Past Due	Restructured Loans	Other Delinquent Loans	Loans in Bankruptcy Proceedings
Whole Sale and Retail	Mar. 2001	924.4	0.3	-	10.5	7.9
	Mar. 2002	888.6	1.0	29.2	5.8	10.0
Construction	Mar. 2001	325.8	-	-	6.1	0.8
	Mar. 2002	276.8	-	53.9	63.9	2.2
Real Estate	Mar. 2001	1,535.8	1.4	23.2	287.4	11.5
	Mar. 2002	1,431.2	-	30.1	301.7	3.4
Finance and Insurance	Mar. 2001	2,484.7	-	-	81.2	16.7
	Mar. 2002	2,338.3	-	1.4	2.7	1.7

5. Sources of Dividends Payment for Preferred Stock
(Non-consolidated)

(in billions of Yen)

Company Paying Dividends	Sumitomo Trust
Retained Earnings at the end of FY2001	145.5
Net Unrealized Losses on "Other Securities", Net of Tax	-57.1
Dividends Payment for Preferred Stock (Public Funds) per Year	0.7

6. Effects of Enterprise Tax on the Banking Industry
(Non-consolidated)

(in billions of Yen)

Tax Paid to Tokyo Municipal Gov. for FY2000 (1)	2.2
Tax to be Paid to Tokyo Municipal Gov. for FY2001 (2)	2.3
Interim Tax Paid (3)	-
Tax to be Paid to Osaka Municipal Gov. for FY2001 (4)	1.5
Tax Already Paid (1) + (3)	2.2
(1) + (2) + (4)	6.1

The Sumitomo Trust & Banking Co., Ltd.
May 24, 2002

Issuance of Stock Purchase Warrants for Implementing Stock Option Plan

It has been resolved at the Board of Directors' Meeting held on the above date that, subject to the approval at the 131st Shareholders' Meeting (hereinafter, "the Meeting") to be held on June 27, 2002, The Sumitomo Trust & Banking Co., Ltd. (hereinafter, "the Bank") will grant Stock Purchase Warrants (hereinafter, "the Warrant" or "the Warrants") pursuant to the Articles 280-20 and 280-21 of the Commercial Code of Japan in order to implement a new stock option plan (hereinafter "the Plan").

I. Objective of issuing the Warrants with favorable conditions to non-stock holders

To provide an additional incentive plan to members of the Directors, Executive Officers and employees, for the purpose of raising their morale, improving the Bank's performance, and ultimately promoting the interests of the Bank's shareholders from the viewpoint of the corporate value maximization.

II. Summary of the Warrants

1. Underlying asset of the Warrants
   Par value shares of Common Stock of the Bank (hereinafter "the Shares")

2. The number of the Shares to be issued with the exercise of the Warrants
   Up to 3,000,000 in total. The number is to be adjusted in accordance with the formula below, if either stock splits or stock reverse splits should occur. The adjustment is to be made only with respect to the number of the Shares the Warrants of which remain unexercised. Any fraction less than one (1) share as a result of the calculation below shall be rounded down to the nearest one (1) share.

$$\text{Number after adjustment} = \text{Number before adjustment} \times \text{Ratio of stock splits or stock reverse splits}$$

In addition, the Bank may adjust the number when (a) the Warrants are succeeded to a new company by virtue of the Bank's merger or consolidation with other firms, (b) the Bank becomes a parent company by virtue of share exchanges, or (c) the Bank splits itself up.

3. The total number of the Warrants

   Up to 3,000 in total. (The maximum number of shares to be issued with respect to one (1) Warrant is 1,000. However, adjustment of the number in accordance with the formula II.2. above shall be made, if either stock splits or stock reverse splits should occur.)

4. Warrant price

   The Warrants are gratis.

5. The amount to be paid by the Warrant holders with the exercise of the Warrants (hereinafter, "the Amount")

   i) The Amount is obtained by multiplying the price to be paid for each share as is determined in the following manner by the number of the Shares for one (1) Warrant:

      The price to be paid for each share shall be the amount obtained by multiplying the daily average of closing prices of the Shares of the Bank at the Tokyo Stock Exchange during the month preceding the month in which the Warrants are granted (excluding the days on which no trade is made) by 1.05. Any fraction less than one (1) yen as a result of the above calculation shall be rounded up to the nearest one (1) yen. Provided, however, that if the amount thus calculated is lower than the closing price of Shares of the Bank at the Tokyo Stock Exchange on the day on which the Warrants are granted, the price to be paid shall be such closing price.

   ii) If the Bank issues new shares at a price lower than the current market price by virtue of stock splits, stock reverse sprits, or allotment, the Amount shall be subject to adjustment in accordance with the following formula. Any fraction less than one (1) yen as a result of such adjustment shall be rounded up to the nearest one (1) yen:

$$\text{Exercise price after adjustment} = \text{Exercise price before adjustment} \times \frac{\text{Number of shares already isued} + \dfrac{\text{Number of new shares to be issued} \times \text{Amount to be paid per share}}{\text{Current market price per share before stock splits, stock reverse splits, or new issuance}}}{\text{Number of shares already issued} + \text{Number of shares increased due to stock splits or new issuance, or number of shares decreased due to stock reverse splits}}$$

iii) In addition, the price to be paid may be adjusted when (a) the Warrants are succeeded to a new company by virtue of the Bank's merger or consolidation with other firms, (b) the Bank becomes a parent company by virtue of share exchanges, or (c) the Bank splits itself up.

6. Exercise Period of the Warrant

From July 1, 2004 to June 30, 2006

7. Terms and Conditions of Warrant exercise

i) Warrant holders may exercise the Warrant at any time during the Warrant exercise period.

ii) In the case of the death of Warrant holders, the exercise thereof by their heirs is not permitted. (The Warrants are not inheritable).

iii) The Warrants may not be pledged, nor disposed of for any purpose.

iv) Other terms and conditions are to be proposed and resolved at the Meeting held in June 2002 and at the following Board of Directors' Meeting of the Bank, and to be stipulated in the "Warrant-granting agreement" entered into between the Bank and each Warrant holder.

8. Terms and conditions for extinguishment of the Warrants

i) The Bank may extinguish the Warrants at no expense when, at a Shareholders' Meeting, an article of (a) a merger proposal rendering the Bank a defunct company, (b) a share-exchange proposal rendering the Bank a subsidiary, or (c) a stock transfer proposal, is approved.

ii) A Warrant holder may extinguish his Warrant at no expense when his right thereto expires owing to a failure to meet either 7. i) or 7. iv) above. However, all the process necessary for the extinguishment may be taken and completed after the execution period provided in 7. above expires.

9. Non-assignability of the Warrant

The Warrants may not be assigned without the approval of the Board of Directors' Meeting of the Bank.

(Note) The issuance of Warrants as detailed above is conditioned on the approval at the Meeting to be held on June 27, 2002.

For inquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654